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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )*


                           Correctional Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22025M106
                     ----------------------------------------
                                  (CUSIP Number)

  James Macdonald, 233 S. Wacker Dr., Suite 9500, Chicago, IL 60606
                                     312-258-1400
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 28, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing of
                                  this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


 CUSIP No. 22025M106                               Page 2 of 77  Pages


   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Apex Investment Fund III, L.P.      36-4078931
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                               (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                7   SOLE VOTING POWER

                          841,438*

                ----------------------------------------------------------------
                8   SHARED VOTING POWER
  NUMBER OF              0
   SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9   SOLE DISPOSITIVE POWER
    EACH
  REPORTING               841,438*
 PERSON WITH    ----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             841,438*

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%

--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D


 CUSIP No. 22025M106                               Page 3 of 77  Pages

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         Apex Strategic Partners, LLC     36-4115103

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a) / /
                                                                     (b) /X/


--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                            42,913*

                  --------------------------------------------------------------

                  8   SHARED VOTING POWER
                           0
   NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     9   SOLE DISPOSITIVE POWER
   OWNED BY                 42,913*
     EACH
   REPORTING      --------------------------------------------------------------
  PERSON WITH     10   SHARED DISPOSITIVE POWER

                           0

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               42,913*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.2%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              OO
--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D


CUSIP No. 22025M106                               Page 4 of 77  Pages


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Infrastructure and Environmental Private Equity Fund III, L.P.
         36-4125294

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a) / /
                                                                     (b) /X/

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                           1,306,126*

                  --------------------------------------------------------------
                  8   SHARED VOTING POWER
                           0
   NUMBER OF
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    9   SOLE DISPOSITIVE POWER
   OWNED BY                1,306,126*
      EACH
   REPORTING      --------------------------------------------------------------
  PERSON WITH     10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,306,126*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.4%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              PN

--------------------------------------------------------------------------------

          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D


 CUSIP No. 22025M106                               Page 5 of 77  Pages



    1    NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental & Information Technology Private Equity Fund III

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a) / /
                                                                     (b) /X/

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                            326,531*

                  --------------------------------------------------------------
   NUMBER OF      8   SHARED VOTING POWER
    SHARES                  0
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING                326,531*
 PERSON WITH
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               326,531*

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.2%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              OO

--------------------------------------------------------------------------------
          *SEE ITEM 5 HEREOF.

                                     SCHEDULE 13D

 CUSIP No. 22025M106                               Page 6 of 77  Pages



    1    NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Productivity Fund III, L.P.    51-0369223

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a) / /
                                                                     (b) /X/

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                           816,325*

                  --------------------------------------------------------------
   NUMBER OF      8   SHARED VOTING POWER
    SHARES                 0
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING               816,325*
 PERSON WITH
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                           0

                  --------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              816,325*

--------------------------------------------------------------------------------

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.3%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              PN

--------------------------------------------------------------------------------

               *SEE ITEM 5 HEREOF.


                                     SCHEDULE 13D

 CUSIP No. 22025M106                               Page 7 of 77  Pages


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James Macdonald
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a) / /
                                                                     (b) /X/

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                           30,303*

  NUMBER OF       --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               0
  OWNED BY
    EACH          --------------------------------------------------------------
  REPORTING       9   SOLE DISPOSITIVE POWER
 PERSON WITH
                           30,303*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,303*
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                              / /

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.8%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
--------------------------------------------------------------------------------

          *SEE ITEM 5 HEREOF.

                                                           Page 8 of 77 Pages

                            Item 1. Security and Issuer

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of Correctional Systems, Inc., a California corporation (the "Company"). The Company's principal executive offices are located at 6910 "A" Miramar Road, San Diego, California 92121.

                         Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Apex Investment Fund III, L.P., a Delaware limited partnership ("Apex III"), Apex Strategic Partners, LLC, a Delaware limited liability company ("ASP"), Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership ("IEPEF"), Environmental & Information Technology Private Equity Fund III Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung), a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany ("EITPEF"), The Productivity Fund III, L.P., a Delaware limited partnership ("PF III"), and James R. Macdonald ("Macdonald"). Apex III, ASP, IEPEF, EITPEF, PF III and Macdonald will be referred to collectively as the "Filing Parties". Apex III and ASP maintain their principal office at 225 W. Washington, Suite 1450, Chicago, Illinois 60606 (the "Apex Address"). IEPEF, EITPEF, PF III and Macdonald maintain their principal office at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 (the "FAC Address"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     Each of the Filing Parties except Macdonald is controlled through one or more partnerships. In this Schedule 13D, the persons who have or share control of a Filing Party after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of Apex III and ASP are: First Analysis Corporation, a Delaware corporation ("FAC"), Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"), George Middlemas ("Middlemas"), Bret R. Maxwell ("Maxwell"), and Mark T. Koulogeorge ("Koulogeorge"). The ultimate general partners of IEPEF and EITPEF are: FAC, Maxwell, Koulogeorge, Argentum Environmental Corporation ("AEC"), Schneur Z. Genack, Inc. ("SZG"), and RS Investment Management ("RSIM"). The ultimate general partners of PF III are: FAC, Maxwell and Koulogeorge.

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Parties, and on behalf of Macdonald, Maxwell and Koulogeorge personally, each of whom maintains the FAC Address as his principal business address:


     Name                     Affiliation with FAC
     ----                     --------------------
     F. Oliver Nicklin        President, Chief Executive Officer and Director

                                                           Page 9 of 77 Pages


     Name                     Affiliation with FAC
     ----                     --------------------
     Bret R. Maxwell          Vice Chairman

     Mark T. Koulogeorge      Managing Director

     Each of the above is principally employed as an executive of FAC. Macdonald is employed by FAC and is a Vice President of FAC, but does not take executive action on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Parties. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is the FAC Address.

     (a), (b) and (c) (con't). Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at the Apex Address. Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at the Apex Address.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, 54th Floor, New
York, New York 10174 (the "TAG Address").   The persons who take actions on
behalf of AEC and SZG with respect to their functioning as ultimate general partners of IEPEF and EITPEF are Schneur Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG Address. TAG's principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at 18 East 48th Street, Suite 1800, New York, New York, 10017.

     (a), (b) and (c) (con't). RSIM maintains its business address at 388 Market Street, Suite 200, San Francisco, California 94111. The person who takes actions on behalf of RSIM with respect to its functioning as an ultimate general partner of IEPEF and EITPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as an executive of FAC. Hamilton maintains his principal business address at 6065 Shelter Bay Ave., Mill Valley, California 94941. RSIM's principal business is investment banking.

     (d) and (e) None of the Filing Parties and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a),
(b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran who is a citizen of Peru.

                                                           Page 10 of 77 Pages

         Item 3.  Source and Amount of Funds or Other Consideration.

     All of the funds invested (or to be invested) by the Filing Parties other than Macdonald in the Company were obtained (or are expected to be obtained) from capital contributions made by their respective partners. The funds invested (or to be invested) by Macdonald in the Company were (or are expected to be) his own personal funds not acquired through a loan.


                        Item 4.  Purpose of Transaction.

     The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

     Except as described below, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

     The Company and the Filing Parties entered into a Series A Preferred Stock Purchase Agreement dated July 31, 1998, a copy of which is attached as Exhibit B (the "Purchase Agreement"), pursuant to which the Company agreed to use its best efforts to reorganize the Company as a Delaware corporation on or prior to July 31, 1999. Such reorganization has not occurred as of the date of this Schedule.

      The Company, the Filing Parties and certain holders of Common Stock in the Company, including Chairman of the Board William Garrison ("Garrison"), President John Forren ("Forren"), and Vice President Martin Rickler ("Rickler"), are parties to an Amended and Restated Registration Rights Agreement dated August 31, 1998, a copy of which is attached as Exhibit C (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Filing Parties rights to require the Company to register the Common Stock underlying their Series A Preferred Stock for public sale on SEC registration statement Form S-1. The Registration Rights Agreement also grants the Filing Parties, together with Garrison, Forren, Rickler, Daniel and Patricia Verwiel (the "Verwiels"), and the Estate of Lawrence Grossman ("Grossman"), rights to require the Company to register certain of their Common Stock (or the Common Stock underlying Series A Preferred Stock) for public sale on SEC registration statement Form S-3 or any similar short-form registration if such form is then available to the Company for registration of its securities.

     The Company, the Filing Parties, Garrison, Forren, Rickler, the Verwiels and Grossman are parties to an Amended and Restated Stockholders' Agreement dated August 31, 1998, a copy of which is attached as Exhibit D (the "Stockholders' Agreement"). The Stockholders' Agreement

                                                           Page 11 of 77 Pages

provides that the Company's Board of Directors shall consist of 6 members, one of whom shall be designated by IEPEF (the "Preferred Designee," who is currently Macdonald), and one of whom shall be designated by majority vote of the holders of Common Stock who are parties to the Stockholders' Agreement (which parties are Garrison, Forren, Rickler, the Verwiels and Grossman) (the "Common Designee," who is currently Gary Maynard). The Filing Parties have the right to approve the Common Designee. The Filing Parties have no plans or proposals to change the current composition of the Board. The Stockholders' Agreement also provides that the Board of any subsidiary of the Company shall be the same as the Board of the Company.

     The Stockholders' Agreement also restricts the transfer of Common Stock owned by Garrison, Forren, Rickler, the Verwiels and Grossman (collectively, the "Management Holders"). The Filing Parties have a right of first refusal on any proposed transfer of Common Stock by the Management Holders, and the Filing Parties also have co-sale rights on any transfer of Common Stock by a Management Holder to a third party. Pursuant to the Stockholders' Agreement, the Filing Parties have a preemptive right to purchase a certain portion of any new securities offered for sale by the Company.

             Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, each of the Filing Parties owns the number of shares of Series A Preferred Stock of the Company described below:



Filing Party             Series A Preferred Stock*     Percentage of Class**
------------             -------------------------     ---------------------

Apex III                 841,438                       18.8%

ASP                      42,913                         1.2%

IEPEF                    1,306,126                     26.4%

EITPEF                   326,531                        8.2%

PF III                   816,325                       18.3%

Macdonald                30,303                         0.8%

     *Each share of Series A Preferred Stock is convertible into 1 share of the Common Stock at any time by action of the holder and under certain circumstances.

     ** All percentages are computed assuming the conversion into Common Stock of all Series A Preferred Stock held by the particular Filing Party but no exercise of warrants or options or conversion into Common Stock of Series A Preferred Stock by any other Filing Party or any other person.

                                                           Page 12 of 77 Pages

      (ii) By reason of their status as ultimate general partners of each of the Filing Parties (excluding Macdonald), FAC, Maxwell and Koulogeorge may each be deemed to be the indirect beneficial owner of 3,333,333 shares of Common Stock, or 47.8% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson) and Middlemas may be deemed to be the indirect beneficial owner of 884,351 shares of Common Stock, or 19.5% of such shares.

     By reason of AEC's and SZG's status as ultimate general partners of IEPEF and EITPEF, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 1,632,657 shares of Common Stock, or 30.9% of such shares. By reason of Genack's interest in AEC and SZG, he may also be deemed to be the indirect beneficial owner of such shares.

     By reason of RSIM's status as an ultimate general partner of IEPEF and EITPEF, RSIM and its controlling persons may be deemed to be the indirect beneficial owners of 1,632,657 shares of Common Stock, or 30.9% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock (and securities convertible into Common Stock) described herein, except for Macdonald with respect to the 30,303 shares held by him.

     Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Apex III has the sole power to dispose of and to vote 841,438 shares of Series A Preferred Stock. FAC, Stellar, Johnson, Middlemas, Maxwell and Koulogeorge may be deemed to share the power to direct the disposition or vote of such shares.

     (ii) ASP has the sole power to dispose of and to vote 42,913 shares of Series A Preferred Stock. FAC, Stellar, Johnson, Middlemas, Maxwell and Koulogeorge may be deemed to share the power to direct the disposition or vote of such shares.

     (iii) IEPEF has the sole power to dispose of and to vote 1,306,126 shares of Series A Preferred Stock. FAC, Maxwell, Koulogeorge, RSIM, AEC and SZG may be deemed to share the power to direct the disposition or vote of such shares.

                                                           Page 13 of 77 Pages

     (iv) EITPEF has the sole power to dispose of and to vote 326,531 shares of Series A Preferred Stock. FAC, Maxwell, Koulogeorge, RSIM, AEC and SZG may be deemed to share the power to direct the disposition or vote of such shares.

     (v) PF III has the sole power to dispose of and to vote 816,325 shares of Series A Preferred Stock. FAC, Koulogeorge and Maxwell may be deemed to share the power to direct the disposition or vote of such shares.

     (vi) Macdonald has the sole power to dispose of and to vote 30,303 shares of Series A Preferred Stock.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                      With Respect to Securities of the Issuer.

     See Item 4 hereof for a description of the Purchase Agreement, the Registration Rights Agreement and the Stockholders' Agreement.

                     Item 7.  Material to be Filed as Exhibits

Exhibit A.     Agreement with respect to joint filing of Schedule 13D dated
               February 4, 2000.  Page 16 of 77 pages.

Exhibit B.     Series A Preferred Stock Purchase Agreement dated July 31, 1998.
               Page 18 of 77 pages.

Exhibit C.     Amended and Restated Registration Rights Agreement dated August
               31, 1998.  Page 43 of 77 pages.

Exhibit D.     Amended and Restated Stockholders' Agreement dated August 31,
               1998.  Page 60 of 77 pages.

                                                           Page 14 of 77 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

                                        APEX INVESTMENT FUND III, L.P., a
                                        Delaware limited partnership

                                        By:  Apex Management III, LLC, its
                                             General Partner

                                        By:  First Analysis Apex Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:  First Analysis Corporation, its
                                             Managing Member

                                        By:      /s/ Bret R. Maxwell
                                             --------------------------------
                                             Bret R. Maxwell, Vice Chairman


                                        APEX STRATEGIC PARTNERS, LLC, a Delaware limited liability company

                                        By:  Apex Management III, LLC, its
                                             Investment Manager

                                        By:  First Analysis Apex Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:  First Analysis Corporation, its
                                             Managing Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Vice Chairman

                                        INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE
                                        EQUITY FUND III, L.P., a Delaware
                                        limited partnership

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III, LLC,
                                             its General Partner

                                        By:  First Analysis IEPEF Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Managing Member

                                                           Page 15 of 77 Pages

                                        ENVIRONMENTAL & INFORMATION TECHNOLOGY
                                        PRIVATE EQUITY FUND III, Gesellschaft
                                        burgarlichen Rechts (mit
                                        Haftungsbeschankung), a civil
                                        partnership with limitation of liability established under the laws of the Federal Republic of Germany

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., its Investment Manager

                                        By:  First Analysis IEPEF Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Managing Member


                                        THE PRODUCTIVITY FUND III, L.P., a
                                        Delaware limited partnership

                                        By:  First Analysis Management Company
                                             III, LLC, its General Partner

                                        By:      /s/ Bret R. Maxwell
                                             ----------------------------------
                                             Bret R. Maxwell, Managing Member



                                                    /s/ James R. Macdonald
                                        --------------------------------------
                                        JAMES R. MACDONALD

                                                            Page 16 of 77 Pages

                                      EXHIBIT A

                                      AGREEMENT

The undersigned agree as follows:

(1) Each of them is individually eligible to use the Schedule 13D to which this Agreement is attached, and such Schedule 13D is filed on behalf of each of them;

(2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information in inaccurate;

(3) Such Schedule 13D identifies each such person, contains the required information with regard to each such person and indicates that it is filed on behalf of all such persons; and

(4) The execution and delivery of this Agreement does not and shall not constitute an admission by the undersigned that they constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the undersigned hereby disclaim such status.

Dated: February 4, 2000

                                        APEX INVESTMENT FUND III, L.P.,
                                        a Delaware limited partnership

                                        By:  Apex Management III, LLC, its
                                             General Partner

                                        By:  First Analysis Apex Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:  First Analysis Corporation, its
                                             Managing Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Vice Chairman


                                        APEX STRATEGIC PARTNERS, LLC, a Delaware limited liability company

                                        By:  Apex Management III, LLC, its
                                             Investment Manager

                                        By:  First Analysis Apex Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:  First Analysis Corporation, its
                                             Managing Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Vice Chairman

                                                            Page 17 of 77 Pages

                                        INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE
                                        EQUITY FUND III, L.P., a Delaware
                                        limited partnership

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III, LLC,
                                             its General Partner

                                        By:  First Analysis IEPEF Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Managing Member


                                        ENVIRONMENTAL & INFORMATION TECHNOLOGY
                                        PRIVATE EQUITY FUND III, Gesellschaft
                                        burgarlichen Rechts (mit
                                        Haftungsbeschankung), a civil
                                        partnership with limitation of liability established under the laws of the Federal Republic of Germany

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., its Investment Manager

                                        By:  First Analysis IEPEF Management
                                             Company III, LLC, its Managing
                                             Member

                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Managing Member


                                        THE PRODUCTIVITY FUND III, L.P., a
                                        Delaware limited partnership

                                        By:  First Analysis Management Company
                                             III, LLC, its General Partner


                                        By:      /s/ Bret R. Maxwell
                                             ---------------------------------
                                             Bret R. Maxwell, Managing Member



                                               /s/ James R. Macdonald
                                        --------------------------------------
                                        JAMES R. MACDONALD

                                                            Page 18 of 77 Pages

                     SERIES A PREFERRED STOCK PURCHASE AGREEMENT

          Series A Preferred Stock Purchase Agreement dated as of July 31, 1998 (this "Agreement"), among Correctional Systems, Inc., a California corporation (the "Company") and the Purchasers listed on Exhibit A to this Agreement (collectively, the "Purchasers").

          Capitalized terms used in this Agreement and not otherwise defined are defined in Section 1 of this Agreement.

                                PRELIMINARY STATEMENT

          In connection with the Company's ongoing operation of its business, the Company and the Purchasers wish to further capitalize the Company. Accordingly, the Company wishes to authorize and sell Series A Preferred and the Purchasers wish to purchase Series A Preferred from the Company, on the terms provided in this Agreement.

          In consideration of the mutual representations and agreements set forth in this Agreement, the Company and the Purchasers therefore agree as follows.

          Section 1.     DEFINITIONS.

          1.1 As used in this Agreement, the following terms shall have the following meanings:

          "AAA" is defined in Section 10.15 of this Agreement.

          "AFFILIATE" means, with respect to any person, any entity controlling, controlled by or under common control with such designated person. For the purposes of this definition, "control" shall have the meaning specified as of the date of this Agreement for that word in Rule 405 promulgated by the Securities and Exchange Commission under the Securities Act.

          "BOARD" means the Board of Directors of the Company.

          "BY-LAWS" means the By-laws of the Company, as they may be amended from time to time. A copy of the Bylaws in effect as of the date hereof is attached to this Agreement as Exhibit D.

          "CERTIFICATE OF DETERMINATION" shall mean the certificate as amended, together with the Certificate of Determination setting forth the rights, privileges and preferences of the Series A Preferred to be adopted and filed with the California Secretary of State, attached hereto as Exhibit
E.  A copy of the Articles of Incorporation, as amended.

          "CHARTER" means the Articles of Incorporation of the Company as amended, together with the Certificate of Determination setting forth the rights, privileges and preferences of the Series A Preferred. A copy of the Articles of Incorporation, as amended, and in effect on the date hereof is attached to this Agreement as Exhibit C.

          "CLOSING" is defined in Section 2.2 of this Agreement.

                                                            Page 19 of 77 Pages

          "COMMON" means the Company's Common Stock, $.001 par value per share, and any other Securities issued as a dividend or other distribution with respect to, or in replacement of, any Common.

          "CONTRACTS" is defined in Section 5.14 of this Agreement.

          "CONVERSION STOCK" means the Common issued or issuable upon conversion of the Series A Preferred.

          "DISCLOSURE SCHEDULE" shall collectively refer to all schedules attached hereto in response to the representations, warranties and disclosures made in Section 5 of this Agreement. Disclosure on any schedule hereto or subsection thereof constitutes disclosure pursuant to any and all other sections of this Agreement and on all other applicable schedules and subsections thereof.

          "ENVIRONMENTAL, HEALTH, AND SAFETY LAWS" means all applicable federal, state and local laws, rules, regulations, orders, guidelines, ordinances and requirements relating to pollution or protection of the environment, public health and safety, or employee health and safety, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 ET SEQ., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 ET SEQ., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 ET SEQ., the Clean Air Act, 42 U.S.C. Section 7401 ET SEQ., the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 ET SEQ., the Toxic Substances Control Act, 15 U.S.C. Section 2601 ET SEQ., the Safe Drinking Water Act, 42 U.S.C. Section 300f ET SEQ., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, and the Occupational Safety and Health Act, 42 U.S.C.
Section 651 ET SEQ., each as amended, and any regulations, rules, ordinances adopted or publications promulgated pursuant thereto.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, together with all rules and regulations promulgated thereunder.

          "FINANCIAL STATEMENTS" is defined in Section 5.5 of this Agreement.

          "INTELLECTUAL PROPERTY" means: (a) the name Correctional Systems, Inc., all fictional business names, registered and unregistered trademarks, service marks and applications (collectively, "Marks"); (b) all patents, patent applications and inventions and discoveries that may be patentable (collectively, "Patents"); (c) all copyrights in both published works and unpublished works (collectively "Copyrights"); (d) all rights in mask works (collectively, "Mask Works"); and (e) all know-how, trade secrets, confidential information, customer lists, proprietary software (including source and object codes), technical information, data, process technology, plans, drawings, and blue prints (collectively, "Trade Secrets"); all as owned, used or licensed by the Company in its business, including as licensee or licensor.

          "NOTES" means those certain promissory notes made by the Company and SCI on March 26, 1998, in the aggregate principal amount of $100,000 and that certain promissory note made by the Company on July 13, 1998, in the aggregate principal amount of $70,000, which provide that the principal balance be treated as partial payment of the purchase price of Series A Preferred.

          "PLANS" means all employee benefit plans, as defined in Section 3(3) of ERISA, which (a) are (or have been) sponsored by, (b) cover (or have covered) the employees (or former employees) of, or (c) to which contributions are (or have been) made by, the Company or any employee of the Company.

                                                            Page 20 of 77 Pages

          "QUALIFIED PUBLIC OFFERING" means the first sale to the public of Common pursuant to an effective registration statement under the Securities Act under which (a) the gross proceeds to the Company of the Common actually sold to the public by the Company in such first sale is at least $20,000,000,
(b) the price per share to the public of such Common is at least 350% of the Conversion Price (as defined in the Charter) of the Series A Preferred then in effect and (c) the proceeds to the Purchasers in such first sale is at least $2,200,000.

          "REFERENCE BALANCE SHEET" is defined in Section 5.5 of this Agreement.

          "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement among the Company, the Purchasers and certain other parties in the form attached to this Agreement as Exhibit G, as it may be amended from time to time.

          "RELATED AGREEMENTS" means the Stockholders' Agreement and the Registration Rights Agreement.

          "SCI" shall mean Sentencing Concepts, Inc., a California corporation.

          "SCI TRANSACTION" means the proposed acquisition of all of the outstanding Securities of Sentencing Concepts, Inc. contemplated by the Company.

          "SECURITIES" means any debt or equity securities of the Company, whether now or hereafter authorized, and any instrument convertible into, or exercisable or exchangeable for, Securities or a Security.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SERIES A PREFERRED" means (a) the 3,363,636 shares of the Company's Series A Preferred Stock, $.001 par value per share, to be sold to the Purchasers pursuant to this Agreement, and (b) any other Securities issued as a dividend or other distribution with respect to, or in replacement of, any Series A Preferred. The rights, privileges, and preferences of the Series A Preferred shall be substantially as set forth in the Certificate of Determination attached hereto as Exhibit E, with such changes therein as are required in order to obtain the approval of the California Secretary of State. Once adopted, by the Board of the Company and approved by the California Secretary of State the Certificate of Determination so approved will constitute a portion of the Charter.

          "STANDARD EXCEPTIONS" is defined in Section 5.7 of this Agreement.

          "STOCK OPTION PLAN" means the Company's 1996 Stock Option Plan.

          "STOCKHOLDERS' AGREEMENT" means the Stockholders' Agreement among the Company, the Purchasers, and certain other parties in the form attached to this Agreement as Exhibit F, as amended from time to time.

          "SUBSIDIARY" means (a) any corporation at least 50% of whose outstanding Voting Stock, or any class thereof, is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries, (b) any partnership of which the Company or one or more Subsidiaries is a general partner, for which the Company or one or more Subsidiaries possesses the power to direct the affairs or of which the Company or any Subsidiary owns, directly or indirectly, 50% or more of any class of partnership interest, (c) any

                                                            Page 21 of 77 Pages

limited liability company for which the Company or one or more Subsidiaries possesses the power to direct the affairs of the limited liability company or of which the Company or any Subsidiary owns, directly or indirectly, 50% or more of any class of membership interest.

          "TRANSFER" means any sale, assignment, transfer, negotiation, pledge, hypothecation, or other disposition, and any other event or transaction in which a lien is created.

          "VOTING STOCK" as applied to the stock of any corporation, means stock of any class or classes (however designated) having ordinary voting power for the election of the members of the board of directors (or other governing body) of such corporation, other than stock having such power only by reason of the happening of a contingency.

          Section 2.     PURCHASE AND SALE OF SERIES A PREFERRED.

          2.1  SALE AND ISSUANCE OF SERIES A PREFERRED TO PURCHASERS.
Subject to the terms and conditions of this Agreement, and upon the basis of the representations and warranties contained in this Agreement, the Company agrees to sell to each Purchaser and to issue to such Purchaser free and clear of any liens, claims, charges and encumbrances whatsoever (except those imposed by this Agreement, the Related Agreements or securities laws generally), and each Purchaser agrees to purchase from the Company, the number of shares of Series A Preferred set forth in the appropriate column next to the Purchaser's name on Exhibit A to this Agreement for the purchase price of $.66 per share.

          2.2 CLOSING; PAYMENT AND DELIVERY. Payment for and delivery of the certificates evidencing the Series A Preferred to be sold to the Purchasers (the "Closing") shall be effected at Smith, Silbar, Parker & Woffinden, LLP, 19100 Von Karman Avenue, Suite 400, Irvine, California 92612, at 11:00 a.m. Pacific time on July 31, 1998, or at such other place, time or date upon which the Company and the Purchasers shall agree. At the Closing, the Purchasers will deliver the purchase price in immediately available funds and/or by cancellation of the Notes against delivery by the Company to the Purchasers of certificates representing the appropriate number of shares of Series A Preferred set forth next to such Purchaser's name on Exhibit A hereto.

          Section 3. CONDITIONS OF COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to consummate the sale of Series A Preferred to the Purchasers are subject to the satisfaction of the following conditions, any of which may be waived by the Company in writing:

          3.1 STOCKHOLDERS' AGREEMENT. The Purchasers shall have entered into the Stockholders' Agreement, subject to the consummation of the transactions to occur at the Closing.

          3.2 REGISTRATION RIGHTS AGREEMENT. The Purchasers shall have entered into the Registration Rights Agreement, subject to the consummation of the transactions to occur at the Closing.

          3.3 REPRESENTATIONS AND WARRANTIES TRUE AT CLOSING. The representations and warranties made by the Purchasers in Section 6 of this Agreement shall be true as of the Closing as if made at the Closing.

          3.4 CERTIFICATE OF DETERMINATION. The Company shall have adopted the Certificate of Determination for the Series A Preferred attached hereto as part of the Charter, filed it with the appropriate offices in the state of California and the Certificate of Determination together

                                                            Page 22 of 77 Pages

with the Company's articles of incorporation, as amended through the date of the Closing shall constitute the Company's charter documents.

          3.5 CORPORATE PROCEEDINGS. All corporate and other proceedings required to be taken by the Purchasers in connection with the transactions comtemplated hereby and all documents incident thereto shall be satisfactory in form and substance to the Company, and the Company shall have received all such counterpart originals or certified or other copies of such documents as it shall request.

          3.6 CONSENTS. The Company shall have obtained all consents necessary for the sale of the Series A Preferred under this Agreement.

          Section 4. CONDITIONS OF PURCHASERS' OBLIGATIONS AT CLOSING. The obligation of each Purchaser to purchase Series A Preferred under this Agreement is subject to the satisfaction of the following conditions, any of which may be waived by such Purchaser in writing:

          4.1 CERTIFICATE OF DETERMINATION. The Company shall have adopted the Certificate of Determination for the Series A Preferred attached hereto as Exhibit E, filed it with the appropriate offices in the state of California and the Certificate of Determination together with the Company's articles of incorporation, as amended through the date of the Closing, shall constitute the Company's charter documents.

          4.2 BY-LAWS. The Company shall have adopted the By-laws, and the By-laws shall constitute the Company's by-laws, as amended through the date of the Closing.

          4.3 STOCKHOLDERS' AGREEMENT. The Company, Lawrence Grossman, William Garrison, John Forren and Martin Rickler shall have entered into the Stockholders' Agreement, subject to the consummation of the transactions to occur at the Closing.

          4.4 REGISTRATION RIGHTS AGREEMENT. The Company shall have entered into the Registration Rights Agreement, subject to the consummation of the transactions to occur at the Closing.

          4.5 CORPORATE PROCEEDINGS. All corporate and other proceedings required to be taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to each Purchaser, and each Purchaser shall have received all such counterpart originals or certified or other copies of such documents as it shall request.

          4.6 CLOSING CERTIFICATES. At the Closing, the Company shall have delivered to the Purchasers copies of each of the following, in each case certified as of the date of the Closing by the Secretary of the Company:

          (a)  the By-laws of the Company; and

          (b) resolutions of the Board authorizing the execution and filing of the Certificate of Determination for the Series A Preferred, the execution, delivery and performance of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby, the issuance and sale of the Series A Preferred to be sold pursuant to this

                                                            Page 23 of 77 Pages

     Agreement, and the reservation of the Common issuable upon conversion of the Series A Preferred.

          4.7 CORPORATE STANDING. The Company and each Subsidiary shall be in good standing as a California corporation, and the Company shall have delivered to the Purchasers copies of a current good standing certificate for the Company in the State of California, certified by the Secretary of State of the State of California. The Company shall be qualified to do business as a foreign corporation in the States of Oklahoma and Texas, and the Company shall have delivered to the Purchasers copies of a certificate to such effect from the Secretaries of State of the States of Oklahoma and Texas.

          4.8 OPINION OF COUNSEL FOR THE COMPANY. Each Purchaser shall have received from legal counsel to the Company an opinion with respect to the Closing substantially in the form attached as Exhibit H to this Agreement.

          4.9 CONSENTS. The Company shall have obtained all consents necessary for the sale of the Series A Preferred under this Agreement.

          4.10 NO MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no material adverse change with respect to the business, operations, financial condition or business prospects of the Company and the Company shall have delivered a certificate to such effect to the Purchasers.

          4.11 REPRESENTATIONS AND WARRANTIES TRUE AT CLOSING. The representations and warranties made by the Company in Section 5 of this Agreement shall be true in all material respects as of the Closing, and the Company shall have delivered a certificate to such effect to the Purchasers.

          4.12 MANAGEMENT RIGHTS LETTER. The Company shall have delivered to each Purchaser who so requests a copy of a letter in the form attached to this Agreement as Exhibit G a form of letter pertaining to such Purchaser's acquisition of "management rights" pertaining to compliance with the "Venture Capital Operating Company" exception to the Plan Asset Rules promulgated under ERISA.

          4.13 PAYMENT OF ACCRUED INTEREST. The Company will pay to each of the Purchasers the accrued but unpaid interest on the Notes then held by such Purchaser in the amounts set forth on Exhibit H attached hereto.

          Section 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. At the Closing, the Company shall represent and warrant to the Purchasers, except as set forth on the Disclosure Schedule or referenced in the Financial Statements, that:

          5.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of California with the requisite legal and corporate power to own its property and to carry on its business as proposed to be conducted by it. The Company is qualified and authorized to transact business and is in good standing as a foreign corporation in Oklahoma and Texas and each other jurisdiction in which the failure so to qualify would have a material adverse effect on its business, properties, prospects or financial condition.

                                                            Page 24 of 77 Pages

          5.2 POWER. The Company has all requisite legal power to enter into this Agreement and the Related Agreements and to carry out and perform its obligations under the terms hereof and thereof. The Company has all requisite legal power to issue the Series A Preferred and the Conversion Stock.

          5.3  SUBSIDIARIES.   The Company owns one hundred percent (100%) of
the issued capital stock of CRS Sub, Inc. ("NewSub"). NewSub is a corporation duly organized and validly existing in good standing under the laws of California and has the requisite legal and corporate power to own its property and to carry on its business as proposed to be conducted by it. NewSub is qualified and authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business, properties, prospects or financial condition. The Company has no Subsidiaries and does not own of record or beneficially any securities of any corporation or any interest or investment in any partnership, limited liability company, association, fund or other business entity, except for NewSub. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

          5.4  CAPITALIZATION.

          (a) The authorized capital stock of the Company consists of 40,000,000 shares of Common and 10,000,000 shares of Preferred Stock of which 3,363,636 shares have been designated as Series A Preferred Stock. After giving effect to the consummation of the transactions contemplated by this Agreement and this Agreement at the Closing, all of the capital stock of the Company which is either issued or outstanding, reserved for issuance or committed to be issued will consist of:

     (i) 3,363,636 fully paid and non-assessable shares of Series A Preferred duly issued and outstanding and owned of record by the Purchasers, as set forth on Exhibit A hereto;

     (ii) 3,363,636 shares of authorized, unissued Common reserved for issuance upon conversion of the Series A Preferred;

     (iii) 2,494,400 fully paid and non-assessable shares of Common duly issued and outstanding;

     (iv) 1,325,875 shares of authorized, unissued Common reserved for issuance to the persons listed on Exhibit B pursuant to the Stock Option Plan;

     (v) 1,150,000 shares of authorized, unissued Common reserved for issuance to the shareholders of Sentencing Concepts, Inc. upon consummation of the SCI Transaction;

     (vi) 830,000 shares of authorized, unissued Common to be reserved for issuance upon exercise of options to be granted to certain shareholders of SCI upon consummation of the SCI transaction; and

     (vii) 174,125 shares of authorized, unissued Common reserved for issuance to employees of and consultants to the Company upon exercise of stock options to be granted pursuant to the Stock Option Plan.

                                                           Page 25 of 77 Pages

          (b) Except as provided in the Related Agreements, no person is entitled to any preemptive right or right of first refusal with respect to the issuance of the Series A Preferred as contemplated by this Agreement. There are no outstanding preemptive rights, options, warrants, conversion rights, agreements or other rights to purchase any of the authorized but unissued stock of the Company or any Subsidiary other than those identified above or issued, reserved or committed to be issued pursuant to this Agreement and other than those granted in the Related Agreements. Exhibit B accurately sets forth the following with respect to all outstanding options and rights to acquire the Company's capital stock: the holder, the number of shares covered, the exercise price and the expiration date.

          (c) None of the Company nor any Subsidiary has issued or obligated itself to issue Securities other than as contemplated by this Agreement and the Related Agreements, in connection with the SCI Transaction or as otherwise disclosed herein or on the Disclosure Schedule.

          5.5  FINANCIAL STATEMENTS.

          (a) The Company has delivered to the Purchaser's Representative its balance sheet as of June 30, 1998 (the "Reference Balance Sheet") and the statement of operations and cash flow for the six-month period then ended and attached to this Agreement as Exhibit J (the "Financial Statements"). The Financial Statements (including in all cases the notes thereto, if any) are accurate and complete in all material respects, are consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects) and were prepared in accordance with generally accepted accounting principles consistently applied. The Reference Balance Sheet presents fairly the financial position of the Company and its Subsidiaries as of the date indicated.

          (b)Except as otherwise disclosed on the Disclosure Schedule, since the date of the Reference Balance Sheet, there has been no event or condition of any type that has materially and adversely affected or, to the best of their knowledge, is likely to affect materially and adversely the business, condition, affairs, operations, properties or assets of the Company or its Subsidiaries.

          5.6 LIABILITIES. Other than (a) liabilities fully reflected on the Reference Balance Sheet,(b) liabilities disclosed on the Disclosure Schedule, and (c) liabilities incurred in the ordinary course of business since the date of the Reference Balance Sheet, which do not exceed $50,000 in the aggregate, none of the Company nor any Subsidiary has any material liabilities.

          5.7 COMPANY AUTHORIZATIONS. All corporate action on the part of the Company and its directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and for the authorization, issuance and delivery of the Series A Preferred and the Conversion Stock has been taken. This Agreement and the Related Agreements are the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except (a) as limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors rights generally, (b) that the availability of equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought (the "Standard Exceptions"), and (c) that the enforceability of the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable law insofar as they relate to securities law violations.

          5.8 VALIDITY OF SECURITIES. Except for liens, charges, claims or encumbrances created by or through the Purchasers, imposed by this Agreement or the Related Agreements or restrictions generally imposed by applicable securities laws: (a) the Series A Preferred, when issued, sold and delivered in accordance with the terms of this Agreement, will be

                                                           Page 26 of 77 Pages

duly and validly issued, fully paid, non-assessable and free and clear of all liens, charges, claims and encumbrances; and (b) the shares of Conversion Stock have been duly and validly reserved and, upon issuance in accordance with the conversion provisions of the Charter will be duly and validly issued, fully paid, non-assessable and free and clear of all liens, charges, claims and encumbrances.

          5.9 GOVERNMENTAL AUTHORIZATIONS. Except as otherwise provided on the Disclosure Schedule, all consents, approvals, qualifications, licenses, orders or authorizations of, or filings with, any governmental authority, including state securities or blue sky offices, required in connection with the valid execution, delivery or performance of any of this Agreement or the Related Agreements by the Company or the offer, sale or issuance of the Series A Preferred, the issuance of Conversion Stock, or the consummation of any other transaction contemplated on the part of the Company hereby, or the operation after the Closing by the Company of its business as currently conducted, have been obtained or made, except for routine post-closing filings with the Securities and Exchange Commission and under state corporation and securities laws, each of which will be timely filed within the applicable period therefor.

          5.10 OTHER AUTHORIZATIONS. Except as otherwise provided on the Disclosure Schedule, no approval or consent of anyone else is required by law or by the Charter or By-laws or by any indenture, instrument or other agreement to which the Company is a party or by any holder of indebtedness of the Company in connection with the issuance and sale of Series A Preferred pursuant to this Agreement, the issuance of the Conversion Stock and the performance by the Company of its obligations hereunder and under the Related Agreements.

          5.11 INTELLECTUAL PROPERTY.

          (a) The Disclosure Schedule contains a complete and accurate list of all contracts relating to the Intellectual Property to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual paid-up licenses for commonly available software programs under which the Company is a licensee. There are no outstanding, and to the Company's knowledge, no threatened disputes or disagreements with respect to any such agreement.

          (b) The Intellectual Property is all that is necessary for the operation of the Company's business, as it is currently conducted. To their knowledge, the Company is the owner of all right, title and interest in and to all of the Intellectual Property, or is a licensee of the Intellectual Property, free and clear of all liens, security interests, charges, encumbrances and other adverse claims, and except as provided in those agreements, has the right to use without payment to a third party all of the Intellectual Property. To the knowledge of the Company, no employee of the Company has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his or her work to anyone other than the Company.

          (c) The Company has no Patents or any patent applications pending with the United States Patent and Trademark Office.

          (d) The Disclosure Schedule contains a complete and accurate list and summary description of all Marks, including any registrations with the United States Patent and Trademark Office. To the knowledge of the Company, no Mark has been or is now involved in any opposition, invalidation or cancellation and, to the knowledge of the Company, no such action is threatened with respect to any of the Marks. To the knowledge of the Company, there is no potentially interfering trademark or trademark application of any third party. To the knowledge of the


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                                                           Page 27 of 77 Pages

Company, no Mark is infringed or has been challenged or threatened in any way. To the knowledge of the Company, none of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark or service mark of any third party.

          (e) The Disclosure Schedule contains a complete and accurate list and summary description of all Copyrights. The Company has registered the Copyrights listed as registered on the Disclosure Schedule. To the knowledge of the Company, no Copyright is infringed or has been challenged or threatened in any way. To the knowledge of the Company, none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. To the knowledge of the Company, all works encompassed by the Copyrights have been marked with the proper copyright notice.

          (f) With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual. The Company has taken reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. To the knowledge of the Company, the Company has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. To the knowledge of the Company, the Trade Secrets are not part of the public knowledge or literature, and, to the knowledge of the Company, have not been used, divulged or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company.
To the knowledge of the Company, no Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

          5.12 YEAR 2000 COMPLIANCE. To the knowledge of the Comapny, all products, equipment, assets, services and other items sold or performed by the Company or used in connection with its business are year 2000 compliant (i.e., such items were designed, manufactured, written, sold, licensed, sublicensed, installed, provided and/or maintained with microchips, codes, and/or other devices using four digit or other year 2000 compliant date fields) except where the failure to be so compliant would not have a material adverse effect on the Company.

          5.13 OTHER AGREEMENTS. Except as otherwise disclosed on the Disclosure Schedule, the execution and delivery of this Agreement and the Related Agreements, the consummation of the other transactions contemplated herein and in the Related Agreements, the carrying on of the business as currently conducted by the Company and its Subsidiaries and compliance with the terms and provisions of this Agreement and the Related Agreements will not conflict in a material way with or result in a material breach of the terms and conditions of, or constitute any material default under, the Charter or By-laws of the Company or any Subsidiary, or of any provision of
(a) any indebtedness of the Company or any Subsidiary, (b) any contract, covenant or instrument under which the Company or any Subsidiary is bound, or
(c) any judgment, order, ruling, injunction or decree of any court or administrative agency affecting the Company or any Subsidiary.

          5.14 ABSENCE OF CERTAIN CHANGES AND EVENTS. Since the date of the Reference Balance Sheet, except as otherwise disclosed on the Disclosure Schedule, the Company and each Subsidiary have conducted its respective business only in the ordinary course and there has not been any:

          (a) material payment or increase by the Company or any Subsidiary of any bonuses, salaries, or other compensation to any stockholder, director or officer or entry into any employment, severance or similar agreement with any director, officer, stockholder or employee;

                                                           Page 28 of 77 Pages

          (b) damage to or destruction or loss of any asset or property of the Company or any Subsidiary, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition or prospects of the Company, taken as a whole;

          (c) entry into, termination of, or receipt of notice of termination of any license, joint venture, credit or similar agreement;

          (d) sale, lease or other disposition of any asset or property of the Company or any Subsidiary, or mortgage, pledge or imposition of any lien or other encumbrance on any material asset or property of the Company or any Subsidiary, including the sale, lease or other disposition of any of the Intellectual Property; or

          (e) agreement, whether oral or written, by the Company or any Subsidiary to do any of the foregoing.

          5.15 CONTRACTS; NO DEFAULTS. The Disclosure Schedule sets forth a list of all material written contracts and agreements in effect as of the date hereof involving performance of services or delivery of goods or materials to or by the Company or any Subsidiary, each lease, rental, license and conditional sale agreement affecting any real or personal property used, owned or licensed by the Company or any Subsidiary, all agreements relating to Intellectual Property used, owned or licensed by the Company or any Subsidiary, and all other contracts and agreements to which the Company or any Subsidiary is a party or is bound, and a written summary of any oral agreement described above, in each case if the contract or agreement involves the payment of $10,000 or more in either a single aggregate payment or over a twelve month period (collectively, the "Contracts"). The Company has delivered to Purchaser's counsel true and complete copies of all Contracts. Except as otherwise disclosed on the Disclosure Schedule, each Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to the Standard Exceptions. Except as otherwise disclosed on the Disclosure Schedule, none of the Company or any Subsidiary is in default with respect to the performance of any Company or any Subsidiary obligations under any of the Contracts. To the knowledge of the Company, none of the principal executive management of the Company or any Subsidiary is obligated under any contract (including licenses, covenants or commitments of any kind) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would have or could have a material adverse effect on the Company's business, property or condition, financial or otherwise.

          5.16 LITIGATION. Except as otherwise disclosed on the Disclosure Schedule, there are no actions, suits, arbitrations or other proceedings, or investigations pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary before any court or before any administrative agency or administrative officer or executive. Except as otherwise disclosed on the Disclosure Schedule, there are no actions, suits, arbitrations or other proceedings pending or, to the knowledge of the Company, threatened against the principal executive management of the Company or any Subsidiary by reason of the past employment relationship of such executive management.

          5.17 PROPERTIES. Except as reflected on the Reference Balance Sheet, none of the Company nor any Subsidiary own or lease any real or tangible personal property that would be required by generally accepted accounting principles to be reflected on the Reference Balance Sheet.

          5.18 ERISA. Except as otherwise disclosed on the Disclosure Schedules, none of the Company nor any Subsidiary has and never has had any Plans or trusts subject to ERISA.

                                                           Page 29 of 77 Pages

          5.19 FEES AND COMMISSIONS. To the knowledge of the Company and except as otherwise disclosed on the Disclosure Schedule, neither the Company nor any shareholder or Subsidiary has retained any finder, broker, agent, financial adviser or other intermediary in connection with the transactions contemplated by this Agreement, and to the knowledge of the Company and except as otherwise disclosed on the Disclosure Schedule, neither the Company nor any Subsidiary owes any such fees to any person in connection therewith.

          5.20 RELATED PARTY TRANSACTIONS.

          (a) Except as otherwise disclosed on the Disclosure Schedule, no employee, officer or director of the Company, or member of the immediate family of any of them, is indebted to the Company or any Subsidiary, nor is the Company or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of them.

          (b) Except as otherwise disclosed on the Disclosure Schedule, to the knowledge of the Company, no employee, officer or director of the Company or any Subsidiary, or member of the immediate family of any of them, has any direct or indirect ownership interest in any firm or corporation with which the Company or any Subsidiary is affiliated or with which the Company or any Subsidiary has a business relationship, or any firm or corporation that competes with the Company or any Subsidiary.

          (c) Except as otherwise disclosed on the Disclosure Schedule, to the knowledge of the Company, no employee, officer or director of the Company or any Subsidiary, or member of the immediate family of any of them, is, directly or indirectly, interested in any material contract with the Company or any Subsidiary.

          5.21 ENVIRONMENTAL MATTERS.

          (a) To the Company's knowledge, the Company and each Subsidiary have complied with all Environmental, Health, and Safety Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. Without limiting the generality of the preceding sentence, the Company and each Subsidiary have obtained and been in compliance with all of the terms and conditions of all permits, licenses, and other authorizations which are required under, and have complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all Environmental, Health, and Safety Laws.

          (b) To Company's knowledge, none of the Company nor any Subsidiary has any liability (and none of the Company nor any Subsidiary has handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner that could form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company or any Subsidiary giving rise to any liability) for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual, or for any reason under any Environmental, Health, and Safety Law.

          5.22 LIABILITY INSURANCE. The Company has procured the insurance against loss or damage with respect to the Company's and any Subsidiary's properties and business described on the Disclosure Schedule.

                                                           Page 30 of 77 Pages

          5.23 ILLEGAL AND OTHER PAYMENTS. To the Company's knowledge, neither the Company nor any of its agents or Subsidiaries has ever made any illegal payment of any kind, directly or indirectly, including, without limitation, payments, gifts or gratuities to national, state or local government officials, employees or agents. To the Company's knowledge, neither the Company nor any of its agents or Subsidiaries has ever made any payments, gifts or gratuities to its customers or suppliers.

          5.24 TAX MATTERS. Except as otherwise disclosed on the Disclosure Schedule, the Company and each Subsidiary have filed all tax returns which it is respectively required to file under applicable laws and regulations. All such returns are complete and correct and all amounts shown thereon to be due and payable by the Company and any Subsidiary have been paid in full or, if payable with respect to any period ending on or before April 30, 1998, adequate provisions therefor have been included on the Reference Balance Sheet, or if payable with respect to any period beginning after such date, adequate provision therefor has been reflected on the books of the Company. The Company and each Subsidiary have withheld and paid over all taxes which it is respectively obligated to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party. Except as otherwise disclosed on the Disclosure Schedule, none of the Company nor any Subsidiary has waived any statute of limitations or agreed to the extension of time with respect to a tax assessment or deficiency.

          5.25 EMPLOYEE AND LABOR RELATIONS. The Disclosure Schedule lists each employment contract, written or oral, to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.
The Disclosure Schedule also lists all strikes, claims of unfair labor practices and other collective bargaining disputes that the Company or any Subsidiary has experienced. To the knowledge of the Company, none of the Company nor any Subsidiary has committed any unfair labor practice as such term is used under the National Labor Relations Act, as amended. The Company believes that its relations with its employees are good, and is unaware of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to its employees.

          5.26 GUARANTIES. None of the Company nor any Subsidiary is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other person or entity.

          5.27 LICENSES AND PERMITS; LEGAL COMPLIANCE.

          (a) The Disclosure Schedule lists all of the permits and licenses necessary for the Company to conduct its business as currently conducted. The Company has been issued each such permit and license or has obtained a waiver of such permit or license, and no such permit or license has been revoked.

          (b) To the Company's knowledge, the Company and each Subsidiary have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and local governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against the Company or any Subsidiary alleging any failure so to comply.

          Section 6. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each of the Purchasers severally represents and warrants to the Company that:

                                                           Page 31 of 77 Pages

          6.1 INVESTMENT INTENT. Such Purchaser is acquiring the Series A Preferred, and will acquire the Conversion Stock, for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution thereof, nor with any present intention of selling or otherwise disposing of the same.

          6.2 INVESTMENT EXPERIENCE; ACCREDITED INVESTOR STATUS. Such Purchaser is experienced in evaluating and investing in companies such as the Company, and has sufficient knowledge and experience in business and financial matters to permit it to evaluate the merits and risks of an investment in the Company. Such Purchaser is an "accredited investor" as defined in Regulation D promulgated under the Securities Act and is a "qualified purchaser" as defined in Section 25102(n) of the California Corporation Code..

          6.3 POTENTIAL FOR LOSS. Such Purchaser has the economic ability to bear the complete loss of its investment in the Company.

          6.4 BROKERS. Such Purchaser has not engaged any broker or finder who is entitled to any fee or commission from the Company in connection with this Agreement or the transactions contemplated hereby.

          6.5 CONSENTS. All proceedings and all consents necessary to invest in the Company and to authorize, execute and deliver this Agreement and the Related Agreements, have been taken and obtained by such Purchaser, including, without limitation, obtaining managing partner consent.

          Section 7.     COVENANTS OF THE COMPANY.

          7.1 FINANCIAL INFORMATION AND REPORTS. The Company will furnish the following information without charge to each holder of at least 10% of the Series A Preferred or Conversion Stock originally issued hereunder:

          (a) within 45 days after the end of each month of each fiscal year of the Company, on a consolidated basis, the Company's balance sheet as of the end of such month and for the month then ended (and the quarter then ended, if applicable), and statements of operations, sources and uses of funds and cash flow of the Company for such month (and quarter if applicable), and for the current fiscal year to date, prepared substantially in accordance with generally accepted accounting principles applied on a consistent basis, and certified by the principal financial officer of the Company, subject to usual year end audit adjustments but without all of the footnotes required by generally accepted accounting principles;

          (b) within 120 days after the last day of each fiscal year of the Company, on a consolidated basis, a balance sheet as of the end of such fiscal year and for the fiscal year then ended, and statements of operations, sources and uses of funds and cash flow of the Company for such fiscal year prepared in accordance with generally accepted accounting principles applied on a consistent basis, and setting forth in each case in comparative form the figures for the previous fiscal year, audited and certified without qualification by the Company's independent public accountants;

          (c) not later than 30 days prior to the commencement of each fiscal year, an annual business plan, including a budget and detailed financial projections and cash flow projections for the Company during each month during such period, all in reasonable detail together with underlying assumptions, and including a detailed operating plan for the year;

                                                           Page 32 of 77 Pages

          (d) promptly upon receipt thereof, copies of all other reports, if any, submitted to the Company by independent public accountants in connection with any annual or interim audit of the books of the Company and its Subsidiaries made by such accountants;

          (e) a copy of each financial statement, report and return that the Company or any Subsidiary shall file with the Securities and Exchange Commission or any stock exchange, or with any other governmental department, bureau, commission or agency, or with any industry trade association; and

          (f) promptly upon the occurrence thereof, notice of any event which has had, or could have, a material adverse impact on the assets, business, prospects, condition, affairs or operations of the Company, and of the institution or threat of any material litigation or investigation or material disputes with customers.

          7.2  OTHER COMPANY INFORMATION.

          (a) The Company will permit any person designated from time to time by a holder of Series A Preferred or Conversion Stock, at such holder's expense, to discuss its affairs, finances and accounts with its officers and other principal executives or employees, all at such reasonable times and as often as such holder may reasonably request.

          (b) All books, documents and vouchers relating to the business and affairs of the Company and its Subsidiaries shall at all reasonable times be open to inspection by each holder of Series A Preferred or Conversion Stock, or, at such holder's expense, such accountants or other persons as such holder shall from time to time designate, who may, at such holder's expense, make such copies thereof or extracts therefrom as such holder reasonably deems appropriate.

          (c) All facilities of the Company and its Subsidiaries shall at all reasonable times be open to inspection by each holder of Series A Preferred or Conversion Stock, or, at such holder's expense, such persons as such holder shall from time to time designate.

          (d) Each Purchaser agrees to maintain the confidentiality of all non-public information provided to such Purchaser pursuant to this Agreement.

          7.3 INSURANCE. The Company agrees to maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by corporations of established reputation and similar size engaged in the same or similar businesses, in adequate amounts, and at the request of any Purchaser shall furnish such Purchaser with evidence of the same.

          7.4 PAYMENT OF TAXES. The Company agrees to deposit all taxes due to any governmental unit with respect to compensation paid to any employee of the Company or any Subsidiary on or before the due date therefor. The Company agrees to pay or cause to be paid, and agrees to cause each Subsidiary to pay or cause to be paid, all taxes, assessments and other governmental charges levied upon any of its or their respective properties or assets, or in respect of its or their respective franchises, businesses, income or profits before the same become delinquent, except that (unless and until foreclosure, sale or other similar proceedings shall have been commenced) no such charge need be paid if being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted if (a) such reserve or other appropriate provision, if any, as shall be required by sound accounting practice shall have been made therefor and (b) no property or assets are in imminent danger of forfeiture.

                                                           Page 33 of 77 Pages

          7.5 COMPLIANCE WITH LAWS, ETC. The Company agrees to comply, and agrees to cause each Subsidiary to comply, with all material laws, rules, regulations, judgments, orders and decrees of any governmental or regulatory authority applicable to it and its respective assets and properties, and with all contracts and agreements to which it is a party or shall become a party, and to perform all obligations which it has or shall incur except where failure to so comply would not have a material adverse effect of the business of the Company taken as a whole. The Company shall make all required securities filings under federal and applicable state securities laws in connection with the issuance and sale of the Series A Preferred and Conversion Stock.

          7.6 PRESERVATION OF CORPORATE EXISTENCE AND PROPERTY. The Company agrees to preserve, protect and maintain, and to cause each Subsidiary to preserve, protect and maintain,(a) its existence as a corporation,(b) its rights, franchises and privileges, and (c) all its properties necessary or useful in the proper conduct of its business in good working order and condition, with the exception of (i) ordinary wear and tear and (ii) casualty losses covered by insurance, allowing for reasonable deductibles.

          7.7 MATERIAL ADVERSE CHANGE. The Company agrees to notify each Purchaser promptly in writing of (a) any change in the business or affairs of the Company which the Company reasonably determines shall constitute a material adverse change in the Company's business or affairs, or (b) any material breach of any of its covenants, representations or warranties set forth in this Agreement.

          7.8 EXPENSES. The Company agrees to bear all of its own expenses in connection herewith, and shall also pay at Closing up to $4,000 of the out-of-pocket expenses incurred by the Purchasers since February 27, 1998, plus $23,000 of the reasonable legal fees of, plus charges incurred by, Jerue & Perkins, counsel to the Purchasers, in connection with the transactions contemplated by this Agreement. In addition, the Company shall also pay the reasonable legal fees of, plus charges incurred by, counsel to the Purchasers in connection with any amendments hereto, and any waivers or consents delivered pursuant hereto. The Company shall also pay the reasonable legal fees and disbursements of counsel to the Company in connection with the closing of the transactions contemplated by this Agreement, any amendments hereto, and any waivers or consents delivered pursuant hereto.

          7.9 MANAGEMENT EMPLOYMENT AGREEMENTS. Not later than the second Board meeting following the Closing, the Company and Lawrence G. Grossman and William L. Garrison, each of whom is a key member of the management of the Company shall have entered into employment agreements which are in a form and in substance satisfactory to the Company and each such individual, providing among other things for mutually acceptable base salaries and performance bonuses.

          7.10 REINCORPORATION IN DELAWARE. The Company shall use its best efforts to reorganize, and to cause its Subsidiaries to reorganize, as a Delaware corporation within one year after the date of Closing.

          7.11 ACCOUNTANTS. The Company shall engage a certified public accounting firm that is reasonably acceptable to the Company and the Purchasers to audit the Company's financial statements for all fiscal periods after the date of the Closing.

          7.12 TERMINATION OF COVENANTS. The obligations of the Company pursuant to each of Sections 7.1 through 7.10 shall terminate upon the consummation of the Company's first Qualified Public Offering.

                                                           Page 34 of 77 Pages

          Section 8.     RESTRICTED SECURITIES.

          8.1  RESTRICTIVE LEGENDS.

          (a) Unless and until otherwise permitted by this Section, each certificate for Series A Preferred and Conversion Stock issued to a Purchaser or any subsequent transferee of any such certificate shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933 or any other applicable Federal or state securities laws, and thus may not be transferred unless registered under the Securities Act of 1933 and such other laws or unless an exemption from registration is available."

          (b) In addition to the other legends required by this Section 8.1, each certificate for Series A Preferred and Conversion Stock issued to a Purchaser or any subsequent transferee shall be stamped or otherwise imprinted with any legend required pursuant to applicable state corporation and securities laws.

          8.2 TRANSFER. The Company may decline to acknowledge or register a Transfer of any shares of Series A Preferred or Conversion Stock bearing any legend pursuant to Section 8.1, and may instruct any transfer agent for its Securities to decline the same, unless the Company is reasonably satisfied that the Securities being transferred have been registered or are exempt from registration under applicable securities laws.

          8.3 REMOVAL OF LEGENDS. Whenever the legend or legends described in Section 8.1 shall no longer be required by law, the holder of any particular shares of Series A Preferred or Conversion Stock bearing such legend shall be entitled to receive from the Company, without expense to such holder, one or more new certificates for such particular shares not bearing restrictive legends pursuant to Section 8.1 hereof.

          Section 9.     MISCELLANEOUS.

          9.1 BROKERS; INDEMNIFICATION. The Company will hold each Purchaser free and harmless from any claim, demand, liability for, or expense in connection with, any broker's or finder's fees or commissions from any person acting on behalf of the Company in connection with this Agreement or the transactions contemplated hereby. Each Purchaser will hold the Company free and harmless from any claim, demand, liability for, or expense in connection with, any broker's or finder's fees or commissions from any person acting on behalf of such Purchaser in connection with this Agreement or the transactions contemplated hereby.

          9.2 STAMP TAX AND DELIVERY COSTS. The Company will pay all stamp and other taxes, if any, which may be payable in respect of the sale of Securities hereunder to each Purchaser and the issuance of such Securities to each Purchaser or its nominee, and will save each Purchaser harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax. The Company will also pay all reasonable costs of delivery to each Purchaser, or its nominee, of the Securities issuable to such Purchaser hereunder.

                                                           Page 35 of 77 Pages

          9.3  AMENDMENT AND WAIVER.

          (a) Any term, covenant, agreement or condition contained in this Agreement may be amended with, and only with, the consent of the Company and the holders of a majority of the Series A Preferred and Conversion Stock issued to the parties hereto pursuant to the terms hereof. Compliance by the Company with any such term, covenant, agreement or condition may be waived (either generally or in a particular instance and either retroactively or prospectively), by written instruments signed by the holders of a majority of the Series A Preferred and Conversion Stock issued to the parties hereto pursuant to the terms hereof.

          (b) This Agreement shall not be altered, amended or supplemented except by written agreement in accordance with Section 9.3(a) above. Any waiver of any term, covenant, agreement or condition contained in this Agreement shall not be deemed a waiver of any other term, covenant, agreement or condition, and any waiver of any default in any such term, covenant, agreement or condition shall not be deemed a waiver of any later default thereof or of any default of any other term, covenant, agreement or condition.

          9.4  REPLACEMENT CERTIFICATES.

          (a) The Company will issue a new certificate evidencing Series A Preferred or Conversion Stock in place of any such certificate alleged to have been lost, stolen, destroyed or mutilated, upon (i) receipt by the Company, except as otherwise provided in Section 9.4(b), of indemnity satisfactory to it, in the case of a lost, stolen or destroyed certificate,
(ii) surrender and cancellation of such certificate if mutilated, and (iii) reimbursement to the Company of all reasonable expenses incidental thereto.

          (b) If a Purchaser or any Affiliate of a Purchaser is the beneficial owner of a lost, stolen or destroyed certificate, then an affidavit of an officer of the beneficial owner, if a corporation, setting forth the fact of loss, theft or destruction, and the Purchaser's or Affiliate's beneficial ownership of the certificate at the time of such loss, theft or destruction, shall be accepted as satisfactory evidence thereof, and no indemnity shall be required as a condition to execution and delivery of a new certificate other than the written agreement of the Purchaser or such Affiliate, as the case may be, to indemnify the Company and its directors, officer and agents.

          (c) Any certificate made and delivered in accordance with the provisions of this Section 9.4 shall be dated as of the date of the certificate in lieu of which such new certificate is made and delivered. The term "outstanding", when used in this Agreement with reference to Securities as of any particular time, shall not include Series A Preferred or Conversion Stock evidenced by a certificate in lieu of which a new certificate has been made and delivered by the Company in accordance with the provisions of this
Section 10.4, but shall include such Series A Preferred or Conversion Stock as evidenced by such new certificate.

          9.5 REPRESENTATIONS AND WARRANTIES TO SURVIVE CLOSING. All representations, warranties and covenants contained herein or made in writing by the Company or a Purchaser in connection herewith shall survive the execution and delivery of this Agreement and the issuance and sale of Series A Preferred hereunder, and shall terminate May 30, 2000.

          9.6 FACSIMILE SIGNATURE. This Agreement shall be deemed duly executed by the Company upon the delivery of all of their executed signature pages by facsimile transmission to counsel for the Purchasers. This Agreement shall be deemed duly executed by the Purchasers upon

                                                           Page 36 of 77 Pages

the delivery of all of their executed signature pages by facsimile transmission to counsel for the Company.

          9.7 SEVERABILITY. The invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity, legality or enforceability of the remainder hereof in such jurisdiction or the validity, legality or enforceability hereof, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          9.8 SUCCESSORS AND ASSIGNS. All representations, warranties, covenants and agreements of the parties contained in this Agreement or made in writing in connection herewith, shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and permitted assigns. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of the Purchasers are also for the benefit of, and enforceable by, any subsequent holders of Securities purchased hereunder except any subsequent holder who acquires any such Security after such Security has been sold to the public pursuant to an effective registration statement under the Securities Act or in a sale through a broker or market maker effected pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act.

          9.9 NOTICES. All communications in connection with this Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by telecopier (provided that such communication is confirmed by same-day deposit in the United States mail first class postage prepaid) or overnight courier with adequate evidence of delivery or sent by registered or certified mail, postage prepaid and return receipt requested and, if to a Purchaser or its nominee, addressed to such Purchaser at the address for notices set forth below such Purchaser's name in Exhibit A, and if to any holders of Securities other than a Purchaser or its nominee, addressed to such holders at their addresses as shown on the books of the Company or its transfer agent, and if to the Company, to the Company's offices at:

          Correctional Systems, Inc.
          209 Camaro Way
          San Marcos, Texas 78666
          Attention: Lawrence G. Grossman

          and

          Correctional Systems, Inc.
          6910 A Miramar Road, Suite 299
          San Diego, California 92121
          Attention: John R. Forren

     with a copy to:

          Smith, Silbar, Parker & Woffinden, LLP
          19100 Von Karman Avenue, Suite 400
          Irvine, California  92612
          Attention: Kim R. Frank., Esq.

                                                           Page 37 of 77 Pages

or such other addresses or persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section 9.9. Any notice called for hereunder shall be deemed delivered when received.

          9.10 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements between California residents entered into and to be performed entirely within California.

          9.11 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same Agreement.

          9.12 HEADINGS. The headings used herein are solely for the convenience of the parties and shall not serve to modify or interpret the text of the Sections at the beginning of which they appear.

          9.13 CONSTRUCTION AND REPRESENTATION. The parties understand and acknowledge that they have each been represented by (or have had the opportunity to be represented by) counsel in connection with the preparation, execution and delivery of this Agreement. This Agreement shall not be construed against any party for having drafted it.

          9.14 CONSENT TO JURISDICTION. The parties irrevocably submit themselves to the exclusive jurisdiction of the courts of the State of California and to the jurisdiction of the County of Los Angeles for the purpose of enforcing any arbitration decision that may be issued pursuant to
Section 9.15 hereof and bringing any other action that may be brought in connection with this Agreement or the Related Agreements. The parties agree that they shall not assert any claim that they are not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. To the maximum extent permitted by law, the notice provisions of this Agreement and the Related Agreements shall apply to service of process with respect to any action brought under this Agreement or any of the Related Agreements.

          9.15 ARBITRATION. In the event of a claimed breach of this Agreement by any of the parties hereto, except for a dispute where the remedy sought is specific performance or another form of extraordinary equitable relief, such dispute shall be submitted to alternative resolution in accordance with the terms of this Section 9.15. The party who is alleging that a dispute exists shall send a notice of such dispute to all other parties to this Agreement, setting forth in detail the dispute, the parties involved and the position of such party with respect to the dispute. The parties to such dispute shall endeavor in good faith to select an alternative dispute resolution service to resolve the dispute and the rules that shall govern the resolution. If agreement as to the matters detailed in the preceding sentence is not reached within twenty (20) business days after receipt of the notice, then, within ten (10) business days thereafter, counsel for the parties shall mutually select as an arbitrator an attorney practicing in Los Angeles, California (or such other location as is agreed to by the parties), who is experienced in commercial arbitration. If counsel for the parties are unable to agree upon the selection of the arbitrator, the arbitrator shall be selected by the American Arbitration Association (the "AAA"). Any disputes as to the rules for conducting the arbitration shall be resolved by reference to the AAA rules for commercial arbitration by the arbitrator. The arbitrator shall schedule a hearing on the disputed issues within forty (40) business days after his or her appointment, and the arbitrator shall render his or her decision after the hearing, in writing, as expeditiously as possible, and shall deliver copies of such decision to the parties. A default judgment may be entered against any party who fails to appear at the arbitration hearing. Such decision and determination shall be final and unappealable and may be filed as a judgment of record

                                                           Page 38 of 77 Pages

in any jurisdiction designated by the successful party. The parties to this Agreement agree that this paragraph has been included to rapidly and inexpensively resolve any disputes among them with respect to the matters described above, and that this paragraph shall be grounds for dismissal of any court action commenced by any party with respect to a dispute arising out of such matters.

                                                           Page 39 of 77 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Series A Preferred Stock Purchase Agreement to be executed on the day first above written.

THE COMPANY:                       CORRECTIONAL SYSTEMS, INC., a California
                                   corporation


                                   By:         _______________________________
                                        Lawrence G. Grossman, Chairman


                                   By:  ______________________________________
                                        William L. Garrison, Chief Executive
                                        Officer



PURCHASERS:                             APEX INVESTMENT FUND III, L.P.

                                   By:  APEX MANAGEMENT III, LLC


                                   By:         _______________________________

                                   By:  ______________________________________


                                   APEX STRATEGIC PARTNERS, LLC

                                   By:  APEX MANAGEMENT III, LLC


                                   By:         _______________________________

                                   By:  ______________________________________


                                   ___________________________________________
                                   JAMES MACDONALD

                                                           Page 40 of 77 Pages

                                   INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE
                                   EQUITY FUND III, L.P., a Delaware limited partnership

                                   By: Infrastructure and Environmental Private Equity Management III, L.L.C., Its General Partner

                                   By:  First Analysis IEPEF Management Company
                                        III, L.L.C., its Member

                                   By:  First Analysis Corporation, its Member

                                   By:  ___________________________________
                                        Name:
                                        Title:

                                   By:  ___________________________________
                                        Name:
                                        Title:

                                   ENVIRONMENTAL & INFORMATION
                                   TECHNOLOGY PRIVATE EQUITY FUND
                                   III, Gesellschaft burgarlichen Rechts (mit
                                   Haftungsbeschankung), a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

                                   By: Infrastructure and Environmental Private Equity Management III, L.L.C.,
                                        its Investment Manager

                                   By:  First Analysis IEPEF Management
                                        Company III, L.L.C., its Member

                                   By:  First Analysis Corporation, its Member

                                   By:  ___________________________________
                                        Name:
                                        Title:

                                   By:  ___________________________________
                                        Name:
                                        Title:

                                                           Page 41 of 77 Pages

                                   THE PRODUCTIVITY FUND III, L.P., a Delaware limited partnership

                                   By:  First Analysis Management Company III,
                                        L.L.C., its General Partner

                                   By:  First Analysis Corporation, a Member


                                   By:  ______________________________________
                                        Name:
                                        Title:

                                   By:  ______________________________________
                                        Name:
                                        Title:

                                                           Page 42 of 77 Pages

                                      EXHIBIT A

                            SERIES A PREFERRED PURCHASERS


                                       Number of            Amount of
                                       Series A             Note to be       Cash             Total
Purchasers                             Preferred Shares     Canceled     Consideration    Consideration
----------                             ----------------     ----------   -------------    -------------
APEX INVESTMENT FUND III, L.P.           841,438           $42,913.00     $512,436.08      $555,349.08
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
Attention: F. Oliver Nicklin

APEX STRATEGIC PARTNERS, LLC              42,913            $2,188.00      $26,134.58       $28,322.58
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
Attention: F. Oliver Nicklin

INFRASTRUCTURE AND ENVIRONMENTAL       1,306,126           $66,613.00     $795,430.16      $862,043.16
  PRIVATE EQUITY FUND III, L.P.
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
Attention: F. Oliver Nicklin

ENVIRONMENTAL & INFORMATION              326,531           $16,653.00     $198,857.46      $215,510.46
TECHNOLOGY PRIVATE EQUITY FUND III,
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
Attention: F. Oliver Nicklin

THE PRODUCTIVITY FUND III, L.P.          816,325           $41,633.00     $497,141.50      $538,774.50
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
Attention: F. Oliver Nicklin

JAMES MACDONALD                           30,303                $0.00      $19,999.98       $19,999.98
233 South Wacker Drive, Suite 9500
Chicago, IL 60606
                                       =========           ==========  ==============   ==============

TOTALS:                                3,363,636             $170,000   $2,049,999.76    $2,219,999.76

                                                           Page 43 of 77 Pages

                              CORRECTIONAL SYSTEMS, INC.

                                 AMENDED AND RESTATED
                            REGISTRATION RIGHTS AGREEMENT

          Amended and Restated Registration Rights Agreement dated as of August 31,1998 (this "AGREEMENT"), among CORRECTIONAL SYSTEMS, INC., a California corporation (the "COMPANY"), and the Persons executing a counterpart of this Agreement listed as Holders on the signature pages of this Agreement. This Agreement amends and restates a Registration Rights Agreement dated July 31, 1998, among the Company and certain of the Holders ("Original Agreement").

                                PRELIMINARY STATEMENT

          Certain of the Holders purchased the Series A Preferred described below on the conditions, among others, that the Company grant the registration rights set forth in the Original Agreement. The Company and the Holders desire to amend and restate the Original Agreement to add certain parties as Holders.

          In consideration of the mutual representations and agreements set forth in this Agreement, the Company and the Holders agree to amend and restate the Original Agreement as follows:

                                      AGREEMENT

          SECTION J.  DEFINITIONS.

          J.A As used in this Agreement, the following terms shall have the following meanings:

          "AFFILIATE" means any entity controlling, controlled by or under common control with a designated Person. For the purposes of this definition, "control" shall have the meaning specified as of the date of this Agreement for that word in Rule 405 promulgated by the Commission under the Securities Act.

          "BOARD" means the Board of Directors of the Company.

          "COMMISSION" means the Securities and Exchange Commission, and any successor thereto.

          "COMMON" means the Company's Common Stock, $.001 par value per share.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                                                           Page 44 of 77 Pages

          "FOUNDER" means any of Lawrence G. Grossman, William L. Garrison, John R. Forren, Daniel J. Verwiel, Patricia A. Verwiel, and Martin Rickler.

          "HOLDERS" means (a) holders as of the date of this Agreement of Registrable Common, each of whom is a party to this Agreement, and (b) any subsequent legal or beneficial owner of Registrable Common who has become a party to this Agreement in accordance with Section 13 of this Agreement. For purposes of this Agreement, a Person will be deemed to be a Holder of Registrable Common whenever such Person has the right to acquire such Registrable Common (by exercise, conversion or otherwise but disregarding any legal restrictions upon the exercise of such right), whether or not such acquisition has actually been effected.

          "INVESTOR" means any of Apex Investment Fund III, L.P., Apex Strategic Partners, LLC, Infrastructure and Environmental Private Equity Fund III, L.P., Environmental & Information Technology Private Equity Fund III, and James Macdonald.

          "PERSON" means an individual, partnership, corporation, business trust, limited liability company, joint stock company, trust, unincorporated association, joint venture, or other entity of whatever nature.

          "REGISTRABLE COMMON" means (a) any shares of Common then outstanding which were issued upon conversion of Series A Preferred; and (b) any shares of Common then issuable upon conversion of then-outstanding Series A Preferred; and (c) any shares of Common then outstanding which were issued as, or were issued directly or indirectly upon the conversion of other Securities issued as, a dividend or other distribution with respect to, or in replacement of, Series A Preferred or other Registrable Common; and (d) any shares of Common then outstanding which are issued in the name of a Founder or a permitted assignee of a Founder (provided such assignee has become party to this Agreement in accordance with Section 13 below); and (e) any shares of Common then issuable directly or indirectly upon the conversion or exercise of other Securities issued as a dividend or other distribution with respect to, or in replacement of, Series A Preferred or other Registrable Common; provided, however, that outstanding shares of Common shall no longer be Registrable Common when they shall have been (y) effectively registered under the Securities Act and sold by the holder thereof in accordance with such registration, or (z) sold to the public pursuant to Rule 144.

          "RULE 144" means Rule 144 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any successor Rule thereto.

          "SECURITIES" means any debt or equity securities of the Company, whether now or hereafter authorized, and any instrument convertible into, or exercisable or exchangeable for, Securities or a Security.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SERIES A PREFERRED" means (a) the outstanding shares of the Company's Series A Preferred Stock, $.001 par value; (b) any shares of Series A Preferred issued in payment of a

                                                           Page 45 of 77 Pages

dividend upon any share of Series A Preferred and (c) any other Securities issued as a dividend or other distribution with respect to, or in replacement of, any Series A Preferred except shares of Registrable Common.

          "SHORT FORM" means Form S-2 or Form S-3 under the Securities Act, and any other form promulgated after the date of this Agreement applicable in circumstances substantially comparable to either of those forms, regardless of its designation.

          SECTION K.  REGISTRATIONS ON LONG FORMS.

          K.A By a written notice to the Company at any time after six (6) months after the effective date of the first registration statement filed by the Company covering a public offering of its Securities, the Investors owning at least 50% of the Registrable Common issued and issuable to Investors may from time to time request that the Company register any Registrable Common specified in the notice, under the Securities Act and under other relevant securities laws, for disposition in accordance with methods stated in the notice.

          K.B When it receives a registration notice under Section 2.1, the Company shall promptly deliver a copy of the registration notice to each Holder who is not a party to the registration notice, each of whom may then specify, by prompt notice to the Company, a number of shares of Registrable Common held by or issuable to it which it wishes to include in any registration pursuant to the registration notice under Section 2.1.

          K.C When it receives a registration notice under Section 2.1, the Company shall use its best efforts (a) to file a registration statement under the Securities Act as soon as practicable, and in any event within sixty (60) days of the receipt of such request, and (b) to effect the registration under the Securities Act of Registrable Common specified in the registration notice under Section 2.1 and subsequent notices under Section 2.2 that are received within twenty (20) days after the mailing of the notices under Section 2.2, all to the extent requisite to permit disposition by such Investors in accordance with the intended methods of disposition described in the registration notice.

          SECTION L.  REGISTRATIONS ON SHORT FORMS.

          L.A If at any time the Company is a registrant entitled to use a Short Form to register Registrable Common, Holders of at least 50% of the Registrable Common may, by a written notice to the Company, request that the Company register such Holder's Registrable Common specified in the notice on a Short Form.

          L.B When it receives a notice under this Section 3, the Company shall use its best efforts to effect the expeditious registration under the Securities Act, on the Short Form specified in the notice, of Registrable Common specified in the notice.

          SECTION M. INCIDENTAL REGISTRATION. The Company shall give at least sixty (60) days' advance written notice to each Holder of the Company's intention to register any of its

                                                           Page 46 of 77 Pages

Securities under the Securities Act. Each Holder may then specify, by prompt notice to the Company, a number of shares of Registrable Common held by it which it wishes to include in the Company's proposed registration. Subject to the market cutback limitations of Section 9, the Company will use its best efforts to effect the registration under the Securities Act of Registrable Common specified by Holders under this Section 4.

          SECTION N. LIMITATIONS ON REGISTRATION RIGHTS. Notwithstanding any contrary provision of this Agreement:

          (A) the Company shall not be required to effect more than two (2) registrations pursuant to Section 2 (provided, however, that a demand for registration shall not count as a registration permitted pursuant to
     Section 2 under this clause (a) if either (i) the registration statement filed with respect to such registration is not declared effective by the Commission, or (ii) the Holders requesting registration of Registrable Common under Sections 2.1 and 2.2 do not register and sell at least 90% of the Registrable Common they have requested be registered in such registration for reasons other than their voluntary decision not to do so); and

          (B) Section 4 shall not apply to a registration effected solely to implement an employee benefit plan or to any other form or type of registration which does not permit inclusion of Registrable Common pursuant to Commission rule or practice.

          SECTION O.  REGISTRATION PROCEDURES.

          O.A Whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any Registrable Common under the Securities Act, the Company will, as expeditiously as possible:

          (A) in the case of a registration required under Section 2, and subject to Section 14 below, engage the underwriters designated by the Investors giving notice under Section 2;

          (B) before filing each registration statement or prospectus or amendment or supplement thereto with the Commission, furnish counsel for the sellers with copies of all such documents proposed to be filed, which shall be subject to the reasonable approval of such counsel;

          (C) prepare and file with the Commission a registration statement with respect to such Registrable Common and use its best efforts to cause such registration statement to become and remain effective for the period provided in Section 6.2;

          (D) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable

                                                           Page 47 of 77 Pages

     Common covered by such registration statement in accordance with the intended methods of disposition set forth in such registration statement;

          (E) prepare and promptly file with the Commission, and notify each seller of such Registrable Common immediately after the filing of, such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, during such periods as a prospectus relating to such Securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and notify each seller immediately after its discovery of such event;

          (F) furnish to the underwriters and each seller of such Registrable Common such numbers of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such underwriters or seller may reasonably request in order to facilitate the disposition of the Registrable Common subject to such registration statement in accordance with such registration statement;

          (G) use its best efforts to register or qualify any Registrable Common covered by such registration statement under the securities or blue sky laws of such jurisdictions within the United States of America as the seller or the underwriters reasonably request, and to take any other acts which a seller or the underwriters may reasonably request under such securities or blue sky laws to enable the consummation of the disposition in such jurisdictions of such Registrable Common (provided, however, that the Company may not be required under this Agreement (i) to qualify generally to do business as a foreign corporation in any jurisdiction in which it would not otherwise be required to qualify, or (ii) to subject itself to taxation in any such jurisdiction, or (iii) to consent to general service of process in any such jurisdiction);

          (H) provide a transfer agent and registrar for all Registrable Common sold under the registration not later than the effective date of the registration statement;

          (I) use its best efforts to cause all Registrable Common sold under the registration to be listed on each securities exchange or to be qualified and eligible for trading in any automated quotation system, if any, on which similar Securities issued by the Company are then listed or traded or, if no such listing or qualification has then occurred, to cause such Securities to be so listed or qualified on an exchange or in a trading system that is reasonably acceptable to the Holders of Registrable Common;

          (J) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the underwriters, if any, or the Holders of more than 50% of the Registrable Common being sold reasonably request in order to

                                                           Page 48 of 77 Pages

     expedite or facilitate the disposition of such Registrable Common (including, without limitation, effecting a stock split or a combination of shares); and

          (K) make available for inspection by the sellers of Registrable Common, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller or underwriter in connection with such registration statement, all subject to such limitations as the Company reasonably deems appropriate in order to protect the Company's confidential or proprietary information.

          O.B Notwithstanding any contrary provision of this Section 6, the Company shall not be required to use its best efforts to maintain the effectiveness of any registration statement for a period in excess of 180 days or until the sellers have sold or otherwise disposed of their Registrable Common registered under such registration statement, whichever is earlier.

          O.C It shall be a condition precedent to the inclusion of the Registrable Common of any Holder in a registration effected pursuant to this Agreement that such Holder shall (a) furnish to the Company such information regarding such Holder, the Registrable Common of such Holder to be registered and the intended method of disposition of such Registrable Common, and (b) execute such indemnities, underwriting agreements, lockups (as required by Section 11) and other documents as the Company or the managing underwriter shall reasonably request in order to satisfy the requirements applicable to such registration.

          SECTION P. EXPENSES. The Company shall pay all expenses incurred in effecting all registrations of Registrable Common provided for in this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements of counsel for the sellers selected by the Holders, underwriting expenses other than discounts and commissions, expenses of any audits incident to or required by any such registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 6.1(g) of this Agreement.

          SECTION Q.  INDEMNIFICATION.

          Q.A In the event of any registration of any of its Registrable Common under the Securities Act pursuant to this Agreement, the Company agrees, to the extent permitted by law, to indemnify and hold harmless each seller of Registrable Common, and each Affiliate of such seller, against any losses, claims, damages or liabilities, joint or several, arising out of or based upon:

          (a) any alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein,

                                                           Page 49 of 77 Pages

     or any summary prospectus contained therein, or any Securities being registered, or any amendment or supplement thereto, or

          (b) any alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading,

except insofar as any such loss, claim, damage or liability is:

          (x) caused by or contained in any information furnished in writing to the Company by such seller expressly for use in connection with such registration, or

          (y) caused by such seller's failure to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder, or

          (z) caused by the use of a prospectus or preliminary prospectus or any amendment or supplement thereto after receipt of notice from the Company that it should no longer be used.

In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls (within the meaning of the Securities Act) such underwriters to the same extent as provided above with respect to the sellers of Registrable Common. The Company shall reimburse each Person indemnified pursuant to this Section
8.1 in connection with investigating or defending any loss, claim, damage, liability or action indemnified against. The reimbursements required by this
Section 8.1 shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred. The indemnities provided pursuant to this Section 8.1 shall remain in force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive transfer of Registrable Common by a seller.

          Q.B In the event of any registration of any Registrable Common under the Securities Act pursuant to this Agreement, each Holder agrees to furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any registration statement or prospectus in connection with the registration or any amendment or supplement thereto.

          Q.C To the extent permitted by law, and subject to the limitation set forth in the last sentence of this Section 8.3, each Holder which is a seller of Registrable Common in a registration pursuant to this Agreement agrees severally and not jointly to indemnify and hold harmless the Company, its directors and officers, each other seller of Securities in such registration, each Affiliate of each such other seller, and each Affiliate of the Company, against:

          (A) any losses, claims, damages or liabilities, joint or several, arising out of or based upon:

                                                           Page 50 of 77 Pages

     (A) any alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any summary prospectus contained therein, or any Securities being registered, or any amendment or supplement thereto, or

     (B) any alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements therein not misleading,

     but only insofar as any such loss, claim, damage or liability is caused by or contained in any information furnished in writing to the Company by the indemnifying seller expressly for use in connection with such registration, and excluding any such loss, claim, damage or liability which is caused by or contained in such statements, or caused by such omissions, based upon the authority of an expert as defined in the Securities Act (but only if the indemnifying seller had no grounds to believe, and did not believe, that the statements made on the authority of an expert were untrue or that there was an omission to state a material fact); and

          (B) any losses, claims, damages or liabilities, joint or several, arising out of or based upon any failure by such seller to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder.

In connection with an underwritten offering, each seller will indemnify such underwriters, their officers and directors and each Person who controls (within the meaning of the Securities Act) such underwriters to the same extent as provided above with respect to the Company and other sellers. Each seller shall reimburse each Person indemnified pursuant to this Section 8.3 in connection with investigating or defending any loss, claim, damage, liability or action indemnified against. The reimbursements required by this
Section 8.3 shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred. The indemnities provided pursuant to this Section 8.3 shall remain in force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive transfer of Registrable Common by an indemnifying seller, and transfer of other Securities by any other indemnified seller. Notwithstanding any contrary provision of this Agreement, however, the liability under this Section 8 of each Holder which is a seller of Registrable Common shall be limited in the aggregate, with respect to the claims of all indemnified Persons taken as a whole, not to exceed the amount of proceeds to the indemnifying seller from the sale of the Registrable Common sold by the indemnifying seller.

          Q.D Indemnification similar to that specified in Sections 8.1 and
8.3 (with such modifications as shall be appropriate) shall be given by the Company and each Holder of any Registrable Common covered by any registration or other qualification of Securities under any federal or state securities law or regulation other than the Securities Act with respect to any such registration or other qualification effected pursuant to this Agreement.

                                                  Page 51 of 77 Pages

          Q.E In the event the Company or any Holder receives a complaint, claim or other notice of any loss, claim or damage, liability or action, giving rise to claim for indemnification under this Section 8, the Person claiming indemnification shall promptly notify the Person against whom indemnification is sought of such complaint, notice, claim or action, and such indemnifying Person shall have the right to investigate and defend any such loss, claim, damage, liability or action. The Person claiming indemnification shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at the expense of the Person against whom indemnification is sought (unless the Person claiming indemnification reasonably believes that the ability of the counsel defending such action to defend such Person's interests therein is affected adversely and materially by a conflict of interest) and the indemnifying Person shall not be obligated to indemnify any Person for any settlement of any claim or action effected without the indemnifying Person's consent, which consent will not be unreasonably withheld.

          SECTION R.  MARKETING RESTRICTIONS.

          R.A If:

          (a) a registration is to be made pursuant to a registration notice under Section 2, and

          (b) the offering proposed to be made by the Investor or Investors for whom such registration is to be made is to be an underwritten public offering, and

          (c) in the opinion of the managing underwriters of such public offering, the total amount of Securities to be included in such offering would exceed the maximum number of shares of Common which can be marketed without otherwise materially and adversely affecting such offering, then the rights of the Holders to participate in such offering shall be in the following order of priority:

          First: the Investors shall be entitled to participate in such offering pro rata among themselves in accordance with the number of shares of Registrable Common which each such Investor shall have requested to be registered; and then

          Second: if such maximum number of shares of Common exceeds the aggregate number of shares of Registrable Common that all such Investors shall have requested be registered, all Holders of other Securities having the right to include such Securities in such registration shall be entitled to participate PRO RATA in accordance with the number of shares proposed to be registered by them or otherwise allocated as they may agree;

and no Securities (issued or unissued) other than those registered and included in the underwritten offering shall be offered for sale or other disposition by any Holder in a transaction which would require registration under the Securities Act until the expiration of 180 days after the effective date

                                                  Page 52 of 77 Pages

of the registration statement filed in connection with such registration or such earlier time consented to by the managing underwriter.

          R.B If:

          (a) a registration is to be made pursuant to a registration notice under Section 3 or a Holder requests registration under Section 4 of this Agreement, and

          (b) the offering proposed to be made is to be an underwritten public offering, and

          (c) in the opinion of the managing underwriters of such public offering, the total amount of Securities to be included in such offering would exceed the maximum number of shares of Common which can be marketed without otherwise materially and adversely affecting such offering, then the rights of the Holders, of the holders of other Securities having the right to include Common in such registration and of the Company to participate in such offering shall be in the following order of priority:

          First: the Company shall be entitled to include such shares of Common as it wishes to include in the offering; provided that the Company shall not be entitled to include Securities in an offering effected pursuant to
     Section 3 hereof unless and until all Registrable Common that the Holders desire to include in such offering has been so included pursuant to this Agreement; and then

          Second: the Holders shall be entitled to participate in such offering pro rata among themselves in accordance with the number of shares of Registrable Common which each such Holder shall have requested to be registered; and then

          Third: if such maximum number of shares of Common exceeds the aggregate number of shares of Registrable Common that all such Holders shall have requested be registered, all holders of other Securities having the right to include such Securities in such registration shall be entitled to participate PRO RATA in accordance with the number of shares proposed to be registered by them or otherwise allocated as they may agree;

and no Securities (issued or unissued) other than those registered and included in the underwritten offering shall be offered for sale or other disposition by any Holder in a transaction which would require registration under the Securities Act until the expiration of 180 days after the effective date of the registration statement filed in connection with such registration or such earlier time consented to by the managing underwriter.

                                                  Page 53 of 77 Pages

          R.C In connection with any offering involving an underwriting of Registrable Common pursuant to Section 4 of this Agreement, the Company shall not be required to include any of the Registrable Common of a Holder in such offering unless such Holder agrees to the terms of the underwriting agreed to between the Company and the underwriter or underwriters selected by the Company.

          SECTION S.  SALE OF SERIES A PREFERRED TO UNDERWRITER.
Notwithstanding anything in this Agreement to the contrary, in lieu of converting any Series A Preferred to Common prior to or simultaneously with the filing or the effectiveness of any registration statement filed pursuant to this Agreement, the Holder of such Series A Preferred may sell such Series A Preferred to the underwriter of the offering being registered upon the undertaking of such underwriter to convert such Series A Preferred into Common before making any distribution pursuant to such registration statement and agreeing to include such Common among the Securities being offered pursuant to such registration statement. The Company agrees to cause such Common to be issued within such time as will permit the underwriter to make and complete the distribution contemplated by the underwriting and to register the Common in any registration statement so that the Holder may make the sale described in the first sentence of this Section 10.

          SECTION T. LOCKUP AGREEMENT. Each Holder agrees in connection with any registration of any of the Securities that, upon the request of the Company or the underwriters managing any underwritten offering of the Securities, he or it will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Securities (other than the Securities included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as the Company or the underwriters may specify.

          SECTION U.  COMPLIANCE WITH RULE 144.  In the event that the Company
(a) registers a class of Securities under Section 12 of the Exchange Act, (b) issues an offering circular meeting the requirements of Regulation A under the Securities Act or (c) commences to file reports under Section 13 or 15(d) of the Exchange Act, then at the request of any Holder who proposes to sell Securities in compliance with Rule 144, the Company shall, to the extent necessary to enable such Holder to comply with such Rule, (y) forthwith furnish to such Holder a written statement of compliance with the filing requirements of the Commission as set forth in Rule 144 and (z) make available to the public and such Holders such information as will enable the Holders to make sales pursuant to Rule 144.

          SECTION V. ASSIGNABILITY OF REGISTRATION RIGHTS. The rights set forth in this Agreement shall accrue to each subsequent Holder of Registrable Common who shall have executed a written consent agreeing to be bound by the terms and conditions of this Agreement as a party to this Agreement.

                                                  Page 54 of 77 Pages

          SECTION W. DESIGNATION OF UNDERWRITER. In the case of any registration effected pursuant to Section 2 or 3, the managing underwriters and any other investment banking advisers to the Company shall be selected by the Holders, and shall be reasonably acceptable to the Company.

          SECTION X.     MISCELLANEOUS.

          X.A AMENDMENT. This Agreement may be amended to add Holders to this Agreement, to grant rights to Holders under this Agreement or consent to rights of other holders of Securities of the Company, superior to, on parity with, or junior to the rights of the Holders of Registrable Common, or to effect any other amendment to or waiver under this Agreement, by a written agreement signed by all of the following:

               (a) the Company, and

               (b) the Investors holding 50% of the Registrable Common held by all Investors, and

               (c) the Holders of at least 50% of the Registrable Common.

          X.B SEVERABILITY. In the event that any court or any governmental authority or agency declares all or any part of any Section of this Agreement to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any other Section of this Agreement, and in the event that only a portion of any Section is so declared to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate the balance of such Section.

          X.C SUCCESSORS AND ASSIGNS. All representations, warranties, covenants and agreements of the parties contained in this Agreement or made in writing in connection herewith, shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of the Holders or other Holders of Securities are also for the benefit of, and enforceable by, any subsequent Holders of Securities, except any subsequent Holder who acquires any such security after such Security has been sold to the public pursuant to an effective registration statement under the Securities Act or in a sale under Rule 144.

          X.D NOTICES. All communications in connection with this Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by telecopier (provided that such communication is confirmed by same-day deposit in the United States mail) or overnight courier with adequate evidence of delivery or sent by registered or certified mail, return receipt requested, and, if to a Holder, addressed to such Holder's address as shown on the books of the Company or its transfer agent, and if to the Company, at its offices at:

                                                  Page 55 of 77 Pages

          Correctional Systems, Inc.
          209 Camaro Way
          San Marcos, Texas 78666
          Attention: Lawrence G. Grossman

          and

          Correctional Systems, Inc.
          6910 A Miramar Road, Suite 299
          San Diego, California 92121
          Attention: John R. Forren


     with a copy to:

          Smith, Silbar, Parker & Woffinden, LLP
          1900 Von Karman, Suite 400
          Irvine, CA 92612
          Attention: Kim R. Frank, Esq.

or such other addresses or Persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section. Any notice called for hereunder shall be deemed given when received.

          X.E GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements between California residents entered into and to be performed entirely within California.

          X.F COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same Agreement. A written consent executed pursuant to Section 13 of this Agreement shall be deemed to be part of, and constitute a counterpart of, this Agreement.

          X.G HEADINGS. The headings used herein are solely for the convenience of the parties and shall not control or affect the meaning or construction of any provisions hereof.

          X.H ENTIRE AGREEMENT. This Agreement and the other documents and agreements executed by the parties hereto on this date or referred to herein together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter referred to herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

                                                  Page 56 of 77 Pages

          X.I ARBITRATION. Any dispute arising in connection with this Agreement shall be submitted to binding arbitration in accordance with Section
10.15 of the Series A Stock Purchase Agreement of even date herewith among the Company, the Holders and certain other parties.

          X.J CONSTRUCTION AND REPRESENTATION. The parties understand and acknowledge that they have each been represented by (or have had the opportunity to be represented by) counsel in connection with the preparation, execution and delivery of this Agreement. This Agreement shall not be construed against any party for having drafted it.

                                                  Page 57 of 77 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be executed on the day first above written.

THE COMPANY:                            CORRECTIONAL SYSTEMS, INC., a California
                                        corporation

                                        By
                                           -----------------------------------
                                        Lawrence G. Grossman, Chairman

                                        By:
                                            ----------------------------------
                                        William L. Garrison, Chief Executive
                                        Officer

HOLDERS:
INVESTORS:                              APEX INVESTMENT FUND III, L.P.

                                        By:  APEX MANAGEMENT III, LLC

                                        By:
                                            ----------------------------------

                                        By:
                                            ----------------------------------

                                        APEX STRATEGIC PARTNERS, LLC

                                        By:  APEX MANAGEMENT III, LLC

                                        By:
                                            ----------------------------------

                                        By:
                                            ----------------------------------

                                        INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE
                                        EQUITY FUND III, L.P., a Delaware
                                        limited partnership

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., Its General Partner

                                        By:  First Analysis IEPEF Management
                                             Company III, L.L.C., its Member

                                        By:  First Analysis Corporation, its
                                             Member

                                        By:
                                            ----------------------------------

                                        By:
                                            ----------------------------------

                                                           Page 58 of 77 Pages

INVESTORS (CONT'D)                      ENVIRONMENTAL & INFORMATION TECHNOLOGY
                                        PRIVATE EQUITY FUND III, Gesellschaft
                                        burgarlichen Rechts (mit
                                        Haftungsbeschankung), a civil
                                        partnership with limitation of liability established under the laws of the Federal Republic of Germany

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., its Investment Manager

                                        By:  First Analysis IEPEF Management
                                             Company III, L.L.C., its Member

                                        By:  First Analysis Corporation, its
                                             Member


                                        By:
                                            ---------------------------------

                                        By:
                                            ---------------------------------

                                        THE PRODUCTIVITY FUND III, L.P., a
                                        Delaware limited partnership

                                        By:  First Analysis Management Company
                                             III, L.L.C., its General Partner

                                        By:  First Analysis Corporation, a
                                             Member


                                        By:
                                            ---------------------------------

                                        By:
                                            ---------------------------------


                                        --------------------------------------
                                        JAMES MACDONALD

                                                           Page 59 of 77 Pages

FOUNDERS:
                                        -------------------------------------
                                        LAWRENCE G. GROSSMAN


                                        -------------------------------------
                                        WILLIAM L. GARRISON


                                        -------------------------------------
                                        JOHN R. FORREN


                                        -------------------------------------
                                        MARTIN RICKLER


                                        -------------------------------------
                                        DANIEL J. VERWIEL


                                        -------------------------------------
                                        PATRICIA A. VERWIEL

                                                           Page 60 of 77 Pages

                              CORRECTIONAL SYSTEMS, INC.

                                 AMENDED AND RESTATED
                               STOCKHOLDERS' AGREEMENT

     THIS AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT, dated as of August 31, 1998 (this "AGREEMENT"), by and among Correctional Systems, Inc., a California corporation ("COMPANY"), the Persons executing this Agreement as Holders of Securities, and such other Persons that become parties hereto after the date of this Agreement in accordance with the terms and provisions contained herein (collectively, "HOLDERS"). This Agreement amends and restates a Stockholders Agreement dated July 31, 1998, among the Company and certain of the Holders ("ORIGINAL AGREEMENT").

                                PRELIMINARY STATEMENT

     Certain of the Holders own shares of the Company's Common Stock, par value $.001 per share (the "COMMON").

     Upon the terms and subject to the conditions of the Purchase Agreement (defined below), the Investors (defined below) acquired shares of Series A Preferred Stock, par value $.001 per share, of the Company (the "SERIES A PREFERRED"). The Company and the Holders desire to amend and restate the Original Agreement to add certain parties as Holders.

     It is in the best interests of the Company and the Holders to memorialize certain aspects of all of the Holders' stock ownership, including restrictions with respect to transferring the Common and the Series A Preferred, all as hereinafter set forth.

     In consideration of the mutual covenants and agreements contained herein, the parties agree to amend and restate the Original Agreement as follows:

                                      ARTICLE A
                                     DEFINITIONS

     SECTION A.A DEFINITIONS. As used in this Agreement, the following terms herein shall have the following meanings:

     "AFFILIATE" means, with respect to any person, any entity controlling, controlled by or under common control with such designated person. For the purposes of this definition, "control" shall have the meaning specified as of the date of this Agreement for that word in Rule 405 promulgated by the Commission under the Securities Act.

     "BOARD" means the Board of Directors of the Company.

     "CASH EQUIVALENTS" means (a) immediately marketable, liquid and direct obligations issued or unconditionally guaranteed by the United States federal government or issued by any

                                                           Page 61 of 77 Pages

agency thereof and backed by the full faith and credit of the United States of America, (b) immediately marketable, liquid and direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc., or (c) freely tradeable and immediately marketable equity or debt securities listed for or admitted to trading on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotation System, which in the case of any equity security are of an issue of equity securities having an aggregate listed market value as of the day of determination of at least $250,000,000, or in the case of a debt security are of an issue of debt securities having an aggregate listed market value as of the day of determination of at least $500,000,000.

     "COMMISSION" means the Securities and Exchange Commission and any successor commission or agency having similar powers.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     "FULLY DILUTED SECURITIES" means all issued and outstanding shares of Common, all shares of Common issuable upon conversion of the Series A Preferred, and all shares of Common which may be directly or indirectly issuable upon the exercise, exchange or conversion of any other Securities.

     "IEPEF" means Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership.

     "INVESTORS" means Apex Investment Fund III, L.P., Apex Strategic Partners, LLC, IEPEF, Environmental & Information Technology Private Equity Fund III and The Productivity Fund III, L.P.

     "MANAGEMENT HOLDERS" means Lawrence G. Grossman, William L. Garrison, John R. Forren, Daniel J. Verwiel, Patricia A. Verwiel, and Martin Rickler.

     "NEW SECURITIES" means all Securities issued by the Company after the date hereof, except (a) Common issued upon conversion of the Series A Preferred, (b) Securities offered to the public pursuant to a Qualified Public Offering, (c) Securities issued in connection with the acquisition of another corporation by the Company through a merger, purchase by the Company of all or substantially all of the assets of such other corporation or other reorganization following which the Company owns more than 50% of the Voting Stock or assets of such other corporation, (d) Securities issued in connection with any stock split, stock dividend or recapitalization of the Company, (e) up to 1,325,875 shares of Common issued from time to time upon the exercise of options outstanding as of the date hereof, and (f) up to 174,125 shares of Common issued from time to time upon the exercise of options to be granted in the discretion of the Board pursuant to the Company's 1996 Stock Option Plan.

     "PERMITTED TRANSFEREE" means:

                                                           Page 62 of 77 Pages

          (A) in the case of an individual, any Person who is the spouse or a lineal ancestor or descendant of such individual, a trust for the benefit of such individual or other described Persons, or the estate of such individual or his Permitted Transferees;

          (B) in the case of any Person that is a partnership, any Person that is a current or former limited or general partner of such Person;

          (C) in the case of any Person that is a limited liability company, any Person that is a current or former member of such Person;

          (D) in the case of any Holder, any voting trust established in compliance with all applicable laws;

          PROVIDED, that any such Person has agreed in writing, in accordance with Section 5.11 hereof, to be bound and has become bound by the terms and conditions of this Agreement to the same extent and in the same manner as the Holder transferring Stock to him or it; and, PROVIDED FURTHER, that the Transfer to any such Person is effected in compliance with the registration requirements of all applicable securities laws (or exemptions therefrom) and that the transferor or Permitted Transferee shall have paid any costs incurred by the Company in connection with the Transfer. The term "PERMITTED TRANSFEREES" shall mean any combination of such Permitted Transferees. A "PERMITTED TRANSFER" shall mean a Transfer of Securities to any Permitted Transferee.

     "PERSON" means an individual, partnership, corporation, business trust, limited liability company, joint stock company, trust, unincorporated association, joint venture, or other entity of whatever nature.

     "PRO RATA AMOUNT" means, as of any date with respect to a specified Investor, the percentage equal to (a) the number of shares of Fully Diluted Securities held by such Investor as of that date, divided by (b) the number of shares of Fully Diluted Securities held on that date by all Investors, and with respect to a specified Holder, the percentage equal to (y) the number of shares of Fully Diluted Securities held by such Holder as of that date, divided by (z) the number of shares of Fully Diluted Securities held on that date by all Holders.

     "PURCHASE AGREEMENT" means the Series A Preferred Stock Purchase Agreement of even date herewith among the Company and the Investors, as such agreement may be amended from time to time.

     "QUALIFIED PUBLIC OFFERING" means the first sale to the public of Common pursuant to an effective registration statement under the Securities Act under which (a) the gross proceeds to the Company of the Common actually sold to the public by the Company in such first sale is at least $20,000,000, (b) the price per share to the public of such Common is at least 350% of the Conversion Price (as defined in the Company's Articles of Incorporation, as amended) of the Series A Preferred then in effect and (c) the gross proceeds to the Investors in such first sale is at least $2,200,000.

                                                           Page 63 of 77 Pages

     "SECURITIES" means any debt or equity securities of the Company, whether now or hereafter authorized or issued, and any instrument convertible into, or exercisable or exchangeable for, any such Securities or Security.

     "SECURITIES ACT" means the Securities Act of 1933, as amended.

     "STOCK" means shares of Common and Series A Preferred.

     "SUBSIDIARY" means (a) any corporation at least 50% of whose outstanding Voting Stock, or any class thereof, is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries, (b) any partnership of which the Company or one or more Subsidiaries is a general partner, for which the Company or one or more Subsidiaries possesses the power to direct the affairs or of which the Company or any Subsidiary owns, directly or indirectly, 50% or more of any class of partnership interest, and (c) any limited liability company for which the Company or one or more Subsidiaries possesses the power to direct the affairs of the limited liability company or of which the Company or any Subsidiary owns, directly or indirectly, 50% or more of any class of membership interest.

     "THIRD PARTY" means a Person who is a prospective purchaser of Stock in a bona fide arm's length transaction from a Holder where such purchaser is not a Permitted Transferee of such Holder.

     "TRANSFER" means any sale, assignment, transfer, negotiation, pledge, hypothecation, other disposition, and any event or transaction in which a lien is created.

     "VOTING STOCK" as applied to the stock of any corporation, means stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the board of directors (or other governing body) of such corporation, other than stock having such power only by reason of the happening of a contingency.

                                      ARTICLE B
                               RESTRICTIONS ON TRANSFER

     SECTION B.A    GENERAL RESTRICTIONS; EXCEPTIONS.

          (a) Each Holder agrees that it or he will not Transfer any interest in any Stock held by such Holder except Permitted Transfers or Transfers made in accordance with the provisions of this Agreement. Any Transfer of any Stock sought to be made in violation of this Agreement shall be null and void, and neither the Company nor any transfer agent shall give any effect in the Company's stock records to such attempted Transfer.

          (b) Notwithstanding the provisions of this Article 2 to the contrary, each Management Holder shall have the right ("Management Transfer Right"), without being subject to the transfer restrictions set forth below in Sections 2.2 and 2.3, to Transfer in any twelve-

                                                           Page 64 of 77 Pages

month period up to 15,000 shares of Stock held by such Management Holder. The Management Transfer Right shall terminate on the fifth anniversary of this Agreement.

     SECTION B.B    RIGHTS OF FIRST REFUSAL ON PROPOSED TRANSFER.

     (A) If a Management Holder (the "PROPOSED TRANSFEROR") wishes to Transfer any Stock except in a Permitted Transfer, the Proposed Transferor shall do so only for cash, Cash Equivalents or a combination of both, and shall first deliver written notice (the "OFFER NOTICE") to the Company and each Investor identifying the Stock proposed to be Transferred (the "OFFERED SECURITIES") and the proposed transferee, and stating the price at which, and other material terms on which, the Proposed Transferor wishes to Transfer the Offered Securities, including the anticipated date of the proposed Transfer, which shall be a date not earlier than thirty (30) days after the date the Offer Notice is delivered.

     (B) Delivery of an Offer Notice to the Investors shall constitute an offer by the Proposed Transferor to Transfer all of the Offered Securities in the aggregate, but not less than all of the Offered Securities in the aggregate (the "OFFER"), first to the other Investors, then to the Company pursuant to this Section 2.2, at the price and on the other terms described in the Offer Notice.

     (C) Upon receipt of the Offer Notice, each Investor shall have the right to purchase the number of shares of the Offered Securities equal to such Investor's Pro Rata Amount of such Offered Securities, exercisable by written notice delivered to the Company and the Proposed Transferor within ten (10) days after receipt of the Offer Notice. The participating Investors also may allocate the right to purchase the Offered Securities between or among them in any proportion they choose as reflected in a notice to the Proposed Transferor within such ten-day period, with or without the purchase of Offered Securities by the Company as described in Section 2.2(e).

     (D) If the Investors shall not have exercised their rights to purchase all of the Offered Securities in the aggregate, then within three (3) days after the expiration of the period specified in Section 2.2(c) above, the Proposed Transferor shall notify those Investors who agreed to purchase their Pro Rata Amount of the Offered Securities of the number of shares of Offered Securities which remain available for purchase. Each Investor shall then have the right to purchase all of the remaining Offered Securities or, if more than one Investor wishes to purchase all of the remaining Offered Securities, their Pro Rata Amount of the remaining Offered Securities, with only the shares held by Investors who wish to purchase the remaining Offered Securities considered in computing the Pro Rata Amount. Such right shall be exercisable by written notice delivered to the Proposed Transferor within five (5) days after receipt of the notice specified in this Section 2.2(d).

     (E) If the Investors shall not have exercised their rights to purchase all of the Offered Securities in the aggregate, then within three (3) days after the expiration of the five-day period specified in Section 2.2(d) above, the Proposed Transferor shall notify the Company of the number of shares of Offered Securities which remain available for purchase by the Company.

                                                           Page 65 of 77 Pages

The Company shall then have the right to purchase such remaining Offered Securities, exercisable by written notice delivered to the Proposed Transferor within five (5) days after receipt of the notice specified in this
Section 2.2(e)

     (F) If any of the Company and the participating Investors have either individually or in the aggregate elected to accept an Offer in its entirety (the "PURCHASERS"), then the Proposed Transferor shall Transfer the Offered Securities to the Purchasers, and the Purchasers shall acquire the Offered Securities, at the price and on the other terms described in the Offer Notice. The consummation of the Transfer shall take place at 10:00 a.m. local time at the offices of the Company, on the date specified for the proposed Transfer in the Offer Notice, or at such other location or date on which the participants in the transaction agree in writing, at which time the Purchasers shall deliver the appropriate consideration in the form of cash or Cash Equivalents, and the Proposed Transferor shall deliver certificates representing the Securities to be sold, free and clear of any and all liens, claims and encumbrances whatsoever (except those imposed by this Agreement and securities laws generally), together with such other instruments and documents of transfer as the Purchasers shall reasonably request.

     (G) If the Company and the Investors do not, either individually or in the aggregate, accept an Offer in its entirety, then the Proposed Transferor may Transfer the Offered Securities (subject to the provisions of this Agreement, securities laws generally and to any other agreements binding on the Proposed Transferor) to the transferee named in the Offer Notice, at any time within the sixty (60) day period beginning on the date that the Proposed Transferor shall have received final notice (or by expiration of the period specified in Section 2.2(e) above) that the Company and the Investors shall not have elected to purchase the Offered Securities in the aggregate. The provisions of this Section 2.2 shall again apply to any Transfer of Offered Securities not Transferred within such period.

     (H) Promptly after any sale pursuant to this Section 2.2, the Offering Investor shall notify the Company of the consummation thereof and shall furnish such evidence of the completion (including date of completion) of such sale and of the terms thereof as the Company may reasonably request.
The exercise or non-exercise by any Investor of its rights under this Section
2.2 shall not impair such Investor from exercising any rights under Section
2.3 hereof.

     SECTION B.C    TAKE ALONG RIGHTS.

     (A) If a Proposed Transferor wishes to Transfer any Stock except in a Permitted Transfer and neither the Company nor the Investors, either individually or in the aggregate, accept an Offer with respect to such Stock in its entirety under Section 2.2, then such Proposed Transferor may, but shall not be obligated to, Transfer his or its Take-Along Share (as defined below) of the Offered Securities to the transferee named in the Offer Notice on the terms and conditions set forth in the Offer Notice only if the transferee acquires the Offered Securities as part of a transaction in which the transferee also offers to acquire the Take-Along Share of the Fully Diluted Securities held by each Investor (determined as of the date of the consummation of such transaction) which chooses to Transfer in such transaction at the same price per fully diluted Common share and on the other material terms and conditions as specified in the Offer Notice.

                                                           Page 66 of 77 Pages

     (B) Within ten (10) days after receipt of final notice as set forth in
Section 2.2(g) (or by expiration of the period specified in Section 2.2(e)), the Proposed Transferor will notify each Investor of the Investor's rights under this Section 2.3.

     (C) Any of the Investors may elect to participate in a Transfer under this Section 2.3 with respect to all or any portion of their Take-Along Share, by written notice delivered to the Proposed Transferor not later than fourteen (14) days after the Investor received the notice under Section 2.3(b), accompanied by certificates representing the appropriate number of Securities to be sold by each such Investor pursuant to such sale, free and clear of any and all liens, claims and encumbrances whatsoever (except those imposed by this Agreement and securities laws generally), together with such documents and instruments of transfer as the purchaser in such transaction may reasonably request.

     (D) Each participant's "TAKE-ALONG SHARE" shall equal the aggregate number of Fully Diluted Securities that the proposed transferee offers to acquire from the Proposed Transferor, multiplied by a percentage equal to (i) the number of shares of Fully Diluted Securities held by the participant as of that date, divided by (ii) the number of shares of Fully Diluted Securities issued or issuable on that date to the Investors.

     SECTION B.D    PREEMPTIVE RIGHTS.

     (A) Each Investor shall have the right (the "PARTICIPATION RIGHT") to purchase its Pro Rata Amount of any New Securities that the Company may from time to time propose to sell and issue after the date hereof, at the price and upon the general terms specified in the New Issue Notice (as defined below) regarding such New Securities and otherwise on the terms of this
Section 2.4.

     (B) Whenever the Company proposes to issue and sell any New Securities, the Company shall give each Investor written notice (a "NEW ISSUE NOTICE") describing the type and amount of New Securities proposed to be issued and the price and general terms upon which the Company proposes to issue such New Securities, specifying a proposed closing date at least forty-five (45) days after the date each Investor shall have received the New Issue Notice, and specifying in each case the recipient's Pro Rata Amount as of the date of the New Issue Notice.

     (C) Each Investor may exercise its Participation Right with respect to any proposed New Securities by notice to the Company, given within thirty
(30) days after the Investors shall have received the New Issue Notice describing the New Securities.

     (D) If any Investor does not exercise its Participation Right with respect to any proposed New Securities within the thirty-day period, then within three (3) days after the expiration of such thirty-day period, the Company shall notify each Investor who proposed to purchase not less than its Pro Rata Amount of such New Securities of the number of shares of New Securities which remain available for purchase. Upon receipt of the notice specified in the preceding sentence, each such Investor shall have the additional Participation Right to purchase its Pro Rata Amount of the remaining New Securities (considering the Fully Diluted Securities

                                                           Page 67 of 77 Pages

held by all Investors who purchased less than their Pro Rata Amount of the New Securities not to be issued and outstanding for purposes of computing the Pro Rata Amount), exercisable by written notice delivered to the Company within five (5) days after receipt of the notice of the availability of the balance of the New Securities. Such Investors also may allocate the right to purchase the New Securities between or among them in any proportion they choose (provided that no Investor's Pro Rata Amount may be reduced without its consent) as reflected in a notice to the Company within such five-day period.

     (E) The Company may sell the New Securities not committed for by Investors at a price and upon general terms no more favorable to the purchasers than those specified in the New Issue Notice with regard to such New Securities, at any time during (and only during) the sixty (60) days following the expiration of the last notice period specified in Section 2.4(d) above.

     (F) If the Company does not sell, or obtain binding agreements to purchase, all of the proposed issue not committed to be purchased by Investors within the period specified in Section 2.4(e), the Company may, but shall not be obligated to, sell any of such New Securities.

     (G)  The sale of any New Securities to Investors pursuant to this
Section 2.4 shall be closed on the same terms, at the same place as, and simultaneously with, the sale of any such New Securities to any other purchasers (provided that the closing shall not take place earlier than the proposed closing date specified in the applicable New Issue Notice without the consent of all participating Investors).

                                      ARTICLE C
                                      DIRECTORS

     SECTION C.A    ELECTION OF DIRECTORS.

     (A) The Company and each of the Holders agree that, so long as the voting agreement set forth in this Section 3.1 remains in effect, each of them shall take all action necessary from time to time (including, without limitation, the voting of Securities, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board, the waiving of notice and attendance at meetings, the amendment of the Company's by-laws and the like) necessary to maintain the membership of the Board as follows:

          (A)  The number of directors composing the Board shall not exceed six
(6);

          (B) So long as the Investors own at least 50% of the Series A Preferred held by the Investors on the date hereof or the Common issued upon conversion thereof, IEPEF shall designate one (1) nominee for election to the Board (such nominee being referred to herein as the "PREFERRED NOMINEE"); and

          (C) The holders of a majority of the Common held by parties to this Agreement shall designate one (1) nominee for election to the Board, provided that such nominee

                                                           Page 68 of 77 Pages

is not a member of the Company's management or an employee or officer of or consultant to the Company (such nominee being referred to herein as the "INDEPENDENT NOMINEE"), and provided further that such Independent Nominee is reasonably acceptable to the Investors (determined by the vote of a majority of the Series A Preferred).

By their execution of this Agreement the Holders agree that the initial Preferred Nominee shall be James Macdonald and the initial Independent Nominee shall be Gary D. Maynard.

     (B) The Persons entitled to name a director pursuant to Section 3.1(a)(ii) are referred to in this Section as the "PRINCIPALS" with respect to that director. If the Principals give notice at any time to the Company and the other Holders that an individual then serving as a director of the Company at such Principals' designation is no longer their designee, then the Company and the Holders shall take all action necessary to remove the director so designated. If the Investors no longer agree that an Independent Nominee should serve as a member of the Board, then the Company and the Holders shall take all action necessary to remove the director so designated.

     (C) If an individual then serving as a director of the Company dies, resigns, or is removed as a director of the Company pursuant to Section 3.1(b) above, then the Company and the Holders shall take all action necessary to elect as a director of the Company any individual newly designated by the Principals or approved by the Principals, with respect to the director who died, resigned, or was removed.

     (D) The Holders agree and shall vote all of their Stock to assure that the Board elected pursuant to this Section 3.1 shall also serve as the Board (or the equivalent governing body) of any Subsidiary of the Company.

     (E) This Section 3.1 constitutes a voting agreement within the meaning of Section 706 of the California Corporation Code.

     SECTION C.B    MEETINGS; REIMBURSEMENT OF EXPENSES.  The Board shall
meet not less frequently than six (6) times per year; provided that up to
three (3) meetings may be held telephonically.   The Company agrees to
reimburse each director for the reasonable out-of-pocket expenses incurred by such director in performing his or her services as a director of the Company, including expenses incurred in connection with attendance at meetings of the Board.

     SECTION C.C    COMMITTEES.  The number of members of the Compensation
and Audit Committees of the Board shall be fixed at three (3). The Preferred Nominee and the Independent Nominee shall be members of such committees.

     SECTION C.D    RESTRICTED ACTS.  The following actions by the Company
require the prior approval of the Preferred Nominee:

     (A) increasing the cash compensation of any Company executive by more than 5% per year, excluding pursuant to written employment arrangements existing as

                                                           Page 69 of 77 Pages

          of the date of this Agreement, or establishing compensation for Mr. Grossman or Mr. Garrison;

     (B) granting any stock options or entering into any phantom stock plan or similar arrangement in excess of the 174,125 shares of Common previously reserved for issuance under the 1996 Stock Option Plan, and 250,000 shares of Common issuable upon the grant, in the discretion of the Board, of options to management of the Company;

     (C)  increasing the number of the directors composing the Board;

     (D) causing the Company to enter into any business other than the business presently conducted as of the date of this Agreement; and

     (E) forming any Subsidiary or causing it to issue any debt or equity securities other than in connection with acquisitions, reorganizations and transactions contemplated by the Company at the closing of the issuance of the Series A Preferred.

                                      ARTICLE D
                                    MANDATORY SALE

     SECTION D.A    CAUSE OF MANDATORY SALE.          If the Company has not
been sold, merged with a public company, or the subject of a Qualified Public Offering by the fifth anniversary of the date hereof or in the event of a Financial Cause (as defined below), then the Holders and the Company agree to take such actions as are necessary or appropriate to cause the Company (or its issued and outstanding Securities) to be sold (a "SALE") not less than six months after delivery of the Sale Notice (defined herein), if written notice requesting such Sale is delivered to the Company by Holders of a majority of the Series A Preferred (a "SALE NOTICE") at any time after the fifth anniversary of the date hereof or determination of a Financial Cause. If delivered, a Sale Notice may be rescinded by the Holders of a majority of the Series A Preferred at any time prior to the closing of the Sale. For purposes of this Article 4, "FINANCIAL CAUSE" means the failure of the Company to report a profit in any calendar year beginning with the year ending December 31, 1999, as determined by the Company's audited financial statements for such year prepared in accordance with generally accepted accounting principles, consistently applied, and delivered pursuant to
Section 7.1 of the Purchase Agreement.

     SECTION D.B    COMPANY ACTION. Without limiting the generality of
Section 4.1, the Company agrees to:

          (a) call and conduct such stockholder meetings and prepare and distribute such proxies, disclosure materials or statements and such other documents as are necessary or appropriate to obtain stockholder approval of such actions as may be necessary or appropriate to effect the Sale;

                                                           Page 70 of 77 Pages

          (b) refrain from issuing any additional securities (excluding its obligations to issue securities pursuant to options, warrants, convertible instruments or any similar instruments that exist as of the date of the Sale Notice) that would cause the voting power represented by the Securities held collectively by parties to this Agreement to represent less than the number of votes necessary to approve the sale under California (or Delaware, if the Company has reorganized as a Delaware corporation) law (considering the Common Stock underlying any Securities to be issued and outstanding for such purpose) without the consent of the Investors;

          (c) refrain from registering voluntarily or taking any action that would require the Company to register any of its equity securities under the Exchange Act prior to receipt of any approvals required of the Company's stockholders in connection with the Sale;

          (d) engage and compensate an investment banker with respect to the Sale who is selected for engagement by the Investors, and other professionals as are appropriate under the circumstances to effect the Sale as provided herein; and

          (e) otherwise take such actions as are reasonably necessary or appropriate in order to effect the sale in accordance with the terms and conditions of this Agreement and the Purchase Agreement.

     SECTION D.C    STOCKHOLDER ACTION.  Without limiting the generality of
Section 4.1, after delivery of a Sale Notice, each Holder agrees to take the following actions promptly in order to effect the Sale within the time period provided in Section 4.1:

     (a) Vote his or its Stock, in person or by proxy, at all regular and special meetings of the Company's stockholders;

     (b) Execute written consents of the Company's stockholders and/or such proxies as may be convenient to vote the Holder's Stock to effect the terms and conditions of this Agreement;

     (c)  Call a special meeting of the Company's stockholders;

     (d)  Remove members of the Board and/or fill vacancies on such Board;

     (e) Waive notice of and/or attend meetings of the Company's stockholders;

     (f) Cause the Company to take and refrain from taking those actions as are required or prohibited by Section 4.2 of this Agreement;

     (g) Execute and deliver such non-competition, non-solicitation and similar agreements as may be reasonably requested by prospective buyers in connection with the Sale; and

                                                           Page 71 of 77 Pages

     (h) Otherwise take or withhold from taking any action as may be reasonably necessary or appropriate in order to effect the Sale in accordance with the terms and conditions of this Agreement and the Purchase Agreement.

                                      ARTICLE E
                                    MISCELLANEOUS

     SECTION E.A    DIVIDENDS IN STOCK.  If a stock dividend is paid on any
Stock held by any party to this Agreement, or if any Stock held by any party to this Agreement is exchanged for Stock of a different class or series, or for voting trust certificates evidencing any beneficial interest in such Stock, or if any other event (such as a stock split, reclassification, or similar event) shall occur so that any Holders shall receive additional or replacement Securities (whether of the same or a different class or series), then such Securities of the same or a different class or series, or such voting trust certificates, as the case may be, shall thereupon become subject to the provisions of this Agreement upon the same terms and conditions as the Stock originally covered by this Agreement.

     SECTION E.B    LEGENDS.

     (A) Except with respect to Stock excluded hereunder pursuant to Section 2.1(b), each certificate evidencing any Stock that is issued to any Holder shall bear a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN A STOCKHOLDERS' AGREEMENT, DATED AS OF JULY 31, 1998, COPIES OF WHICH WILL BE FURNISHED BY THE COMPANY UPON REQUEST.

     (B) In addition to the legends required by Section 5.2(a), except with respect to Stock excluded hereunder pursuant to Section 2.1(b), each certificate for Stock issued to any Holder or any subsequent transferee shall be stamped or otherwise imprinted with any legend required pursuant to applicable state corporation and securities laws. If any Stock shall cease to be subject to the restrictions on transfer set forth above or otherwise required herein, the Company shall, upon written request of the Holder thereof, issue to such Holder a new certificate evidencing such Stock without the applicable legend required by Section 5.2(a) endorsed thereon.

     (C) The Company may decline to acknowledge or register a Transfer of any Security bearing any legend required hereunder, and may instruct any transfer agent for its Securities to decline the same, unless the Company is reasonably satisfied that the Securities

                                                           Page 72 of 77 Pages

being transferred have been registered or are exempt from registration under applicable securities laws.

     SECTION E.C    HEADINGS.  The headings in this Agreement are for
convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

     SECTION E.D    PRONOUNS.  All pronouns and any variations thereof shall
be deemed to refer to the masculine, feminine, singular and plural as the identity of that Person referred to requires.

     SECTION E.E    REMEDIES.  The parties acknowledge that the Securities
are unique chattels and possess a special, unique and extraordinary character which would make it difficult to assess the monetary damage which any party hereto would sustain in the event of a breach hereof by another party hereto and that in the event of any such breach by any Holder or the Company, the other parties would be irreparably harmed and could not be made whole by monetary damages. The Company and each Holder accordingly agree (a) to waive the defense in any action for specific performance that a remedy at law would be adequate, and (b) that an aggrieved party hereunder shall be entitled to compel specific performance of this Agreement, in addition to any other remedy to which they may be entitled at law or in equity.

     SECTION E.F    ENTIRE AGREEMENT.  This Agreement and the other documents
and agreements executed by the parties hereto on this date or referred to herein together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter referred to herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

     SECTION E.G    NOTICES.  All communications in connection with this
Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by telecopier (provided that such communication is confirmed by same-day deposit in the United States mail first class postage prepaid) or overnight courier with adequate evidence of delivery or sent by registered or certified mail return receipt requested and, if to a Holder, addressed to such Holder at the address for notices set forth below such Holder's name in Exhibit A to the Purchase Agreement, and if to any Holder other than a purchaser under the Purchase Agreement, addressed to such Holders at their addresses as shown on the books of the Company or its transfer agent, and if to the Company, at its offices at:

                    Correctional Systems, Inc.
                    209 Camaro Way
                    San Marcos, Texas 78666
                    Attention: Lawrence G. Grossman

                    and

                                                           Page 73 of 77 Pages

                    Correctional Systems, Inc.
                    6910 A Miramar Road, Suite 299
                    San Diego, California 92121
                    Attention: John R. Forren

or such other addresses or Persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section. Any notice called for hereunder shall be deemed given when received.

     SECTION E.H GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements between California residents entered into and to be performed entirely within California.

     SECTION E.I    SEVERABILITY.  The invalidity or unenforceability of any
provisions hereof in any jurisdiction shall not affect the validity, legality or enforceability of the remainder hereof in such jurisdiction or the validity, legality or enforceability hereof, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

     SECTION E.J    AGREEMENT TO BE BOUND.  Prior to the termination of this
Agreement, no Stock (the "RESTRICTED STOCK") may be Transferred to any Third Party or Permitted Transferee (the "RESTRICTED HOLDERS") unless such Restricted Holder, prior to such sale, transfer or other disposition, agrees in writing, in form and substance satisfactory to the Company, to be bound by the terms hereof to the same extent and in the same manner as the transferor of such Restricted Stock, a copy of which writing shall be maintained on file with the secretary of the Company and shall include the address of such Restricted Holder to which notices hereunder shall be sent. Each such supplementary agreement shall become effective upon its execution by the Company and the Restricted Holder, and it shall not require the signatures or the consent of any other party hereto. Upon such execution such Restricted Holder shall be bound by all the restrictions placed on Holders hereby, shall be subject to any additional restrictions set forth in such supplementary agreement and shall enjoy only such rights as are specifically set forth in such supplementary agreement.

     SECTION E.K    TERMINATION.  This Agreement shall terminate and be of no
further force or effect upon the first to occur of (i) the consummation of a Qualified Public Offering, or (ii) the written agreement of the Holders of 80% of the Fully Diluted Securities held by parties to this Agreement.

     SECTION E.L    SUCCESSORS, ASSIGNS, TRANSFEREES, AFFILIATES.   All
representations, warranties, covenants and agreements of the parties contained in this Agreement or made in writing in connection herewith, shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and permitted assigns. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of the Holders are also for the benefit of, and enforceable by, any subsequent Holders of Securities, except any subsequent holder who acquires any such Security after such Security has

                                                           Page 74 of 77 Pages

been sold to the public pursuant to an effective registration statement under the Securities Act or in a sale under Rule 144 of the Commission.

     SECTION E.M    ASSURANCES.  The Holders, by the signing hereof, hereby
agree to execute and deliver such other documents and agreements, including but not limited to assignments, bills of sale, stock powers, or resolutions, as may be reasonably necessary, desirable or convenient in order to effect the purposes hereof.

     SECTION E.N    AMENDMENTS; WAIVERS.  Any provision hereof may be
amended, modified or supplemented upon the consent in writing by the Company and the Holders of at least 80% of the Fully Diluted Securities held by parties to this Agreement, and upon the effectiveness of such amendment, modification or supplement, all of the Holders will be deemed to be bound thereby.

     SECTION E.O    COUNTERPARTS.  This agreement may be executed in two or
more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

     SECTION E.P    ARBITRATION.  Any dispute arising in connection with this
Agreement (except any action for specific performance or other forms of extraordinary equitable relief) shall be submitted to binding arbitration in accordance with Section 10.15 of the Purchase Agreement.

     SECTION E.Q    CONSTRUCTION AND REPRESENTATION.  The parties understand
and acknowledge that they have each been represented by (or have had the opportunity to be represented by) counsel in connection with the preparation, execution and delivery of this Agreement. This Agreement shall not be construed against any party for having drafted it. The parties further understand and acknowledge that Jerue & Perkins has served as counsel only to the Investors in connection with this Agreement and the agreements referred to herein. Any other Holders have been advised to obtain independent counsel if they so desire.

                                                           Page 75 of 77 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement as of the date first above written.

THE COMPANY:                            CORRECTIONAL SYSTEMS, INC., a California
                                        corporation

                                        By__________________________________
                                        Lawrence G. Grossman, Chairman

                                        By__________________________________
                                        William L. Garrison, Chief Executive
                                        Officer

HOLDERS:
MANAGEMENT HOLDERS:                     ____________________________________
                                        LAWRENCE G. GROSSMAN


                                        ____________________________________
                                        WILLIAM L. GARRISON


                                        _____________________________________
                                        JOHN R. FORREN


                                        _____________________________________
                                        MARTIN RICKLER


                                        _____________________________________
                                        DANIEL J. VERWIEL


                                        _____________________________________
                                        PATRICIA A. VERWIEL

INVESTORS:                              APEX INVESTMENT FUND III, L.P.

                                        By: APEX MANAGEMENT III, LLC

                                        By:__________________________________

                                        By:__________________________________


                                        APEX STRATEGIC PARTNERS, LLC

                                        By: APEX MANAGEMENT III, LLC

                                        By:_________________________________

                                        By:__________________________________


                                        INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE
                                        EQUITY FUND III, L.P., a Delaware
                                        limited partnership

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., Its General Partner

                                        By:  First Analysis IEPEF Management
                                             Company III, L.L.C., its Member

                                        By:  First Analysis Corporation, its
                                             Member

                                        By:  _________________________

                                        By:  _________________________

                                                           Page 77 of 77 Pages

INVESTORS:                              ENVIRONMENTAL & INFORMATION TECHNOLOGY
                                        PRIVATE EQUITY FUND III, Gesellschaft
                                        burgarlichen Rechts (mit
                                        Haftungsbeschankung), a civil
                                        partnership with limitation of liability established under the laws of the Federal Republic of Germany

                                        By:  Infrastructure and Environmental
                                             Private Equity Management III,
                                             L.L.C., its Investment Manager

                                        By:  First Analysis IEPEF Management
                                             Company III, L.L.C., its Member

                                        By:  First Analysis Corporation, its
                                             Member

                                        By:  _________________________


                                        By:  _________________________


                                        THE PRODUCTIVITY FUND III, L.P., a
                                        Delaware limited partnership

                                        By:  First Analysis Management Company
                                             III, L.L.C., its General Partner

                                        By:  First Analysis Corporation, a
                                             Member

                                        By:  _________________________
                                             Name:
                                             Title:

                                        By:  _________________________
                                             Name:
                                             Title:


                                        ______________________________________
                                        JAMES MACDONALD